SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F   T     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No  T

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Financial Statements for the nine-month period ended on March 31, 2007 and March 31, 2006 filed with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera

y Agropecuaria

For the nine-month periods ended March 31, 2007 and 2006

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Financial Statements

Index

Presentation
Consolidated Balance Sheet
Consolidated Statement of Income
Consolidated Statement of Cash Flows
Notes to the Consolidated Financial Statements
Consolidated Schedules
Balance Sheet
Statement of Income
Statement of Changes in Shareholders’ Equity
Statement of Cash Flows
Notes to the Financial Statements
Schedules
Additional Information to the Notes to the Financial Statements required by section 68 of the Buenos Aires
Stock Exchange Regulations
Business Highlights
Report of Independent Auditors

Name of the Company:	Cresud Sociedad Anónima

Comercial, Inmobiliaria,

Financiera y Agropecuaria

Legal Address:	Moreno 877, 23rd Floor
Ciudad Autónoma de Buenos Aires

Principal Activity:	Agriculture, livestock and real-estate

Fiscal year No. 72 started on July 1, 2006

Financial Statements for the nine-month period

ended March 31, 2007. In comparative format with previous fiscal year

DATES OF REGISTRATION AT THE PUBLIC REGISTRY OF COMMERCE

Of the by-laws:	February 19, 1937

Of the latest amendment:	September 22, 1999

Duration of the Company:	June 6, 2082

Information on controlled companies in Note 2 to the consolidated Financial Statements

CAPITAL STATUS ( Note 3 of basic financial statements)
SHARES
Type of stock	Authorized Pesos	Subscribed Pesos	Paid-in Pesos
Ordinary certified shares of Ps.1 face value and 1 vote each	308,527,234	308,527,234	308,527,234

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Balance Sheet as of March 31, 2007 and 2006 and June 30, 2006

	March 31, 2007 (Notes 1, 2 and 3) Pesos	June 30, 2006 (Notes 1, 2 and 3) Pesos	March 31, 2006 (Notes 1, 2 and 3) Pesos		March 31, 2007 (Notes 1, 2 and 3) Pesos	June 30, 2006 (Notes 1, 2 and 3) Pesos	March 31, 2006 (Notes 1, 2 and 3) Pesos
ASSETS				LIABILITIES
Current Assets				Current Liabilities
Cash and banks (Note 4.a.)	81,163,170	25,997,361	10,046,193	Debts:
Investments (Note 4.b.)	44,595,462	6,223,788	7,896,475	Trade accounts payable (Note 4.f.)	35,550,761	26,438,528	22,571,638
Trade accounts receivable (Note 4.c.)	10,138,773	11,084,617	8,696,345	Loans (Note 4.g.)	111,867,701	66,421,573	37,336,082
Other receivables (Note 4.d.)	20,061,798	22,744,963	17,892,670	Salaries and social security payable (Note 4.h.)	2,691,756	2,293,130	1,294,282
Inventories (Note 4.e.)	74,850,519	28,932,135	50,714,748	Taxes payable (Note 4.i.)	7,426,126	3,313,836	2,052,600

Total current assets	230,809,722	94,982,864	95,246,431	Other debts (\Note 4.j.)	4,388,902	3,442,024	2,874,729

				Total Debts	161,925,246	101,909,091	66,129,331

				Total current liabilities	161,925,246	101,909,091	66,129,331

				Non-current liabilities
Non-current assets				Trade accounts payable (Note 4.f.)	392,740	835,292	981,422
Other receivables (Note 4.d.)	45,145,571	36,005,292	15,093,109	Taxes payable (Note 4.i.)	42,919,394	42,770,882	50,572,947
Inventories (Note 4.e.)	66,835,022	62,712,423	60,787,150	Loans (Note 4.g.)	24,800,000	98,096,955	109,201,097
Investments on controlled and related companies (Note 4.b.)	505,295,429	468,371,269	320,377,323	Other debts (Note 4.j.)	433,309	434,309	434,309
Other investments (Note 4.b.)	20,717	37,052,716	86,946,920	Provisions (Schedule E)	285,811	183,893	106,570

Fixed assets, net (Schedule A)	238,813,485	224,775,512	219,686,357	Total Non-current liabilities	68,831,254	142,321,331	161,296,345

Intangible assets, net (Schedule B)	23,581,646	23,581,646	—	Total Liabilities	230,756,500	244,230,422	227,425,676

Subtotal Non-Current Assets	879,691,870	852,498,858	702,890,859

Goodwill (Note 4.b.)	(70,189,477)	(76,825,838)	(17,023,514)	Minority interest	495,572	559,871	320,465

Total Non-Current Assets	809,502,393	775,673,020	685,867,345	SHAREHOLDERS’ EQUITY	809,060,043	625,865,591	553,367,635

Total Assets	1,040,312,115	870,655,884	781,113,776	Total Liabilities and Shareholders’ Equity	1,040,312,115	870,655,884	781,113,776

The accompanying notes and schedules are an integral part of the consolidated financial statements

Eduardo S. Elsztain
President

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Statement of Income

For the nine-month periods beginning on July 1, 2006 and 2005 and ended March 31, 2007 and 2006

	March 31, 2007 (Notes 1, 2 and 3) Pesos	March 31, 2006 (Notes 1, 2 and 3) Pesos
Production:
Crops	30,857,314	15,098,936
Beef Cattle	17,268,886	17,035,525
Milk	7,409,701	5,862,005

Total production	55,535,901	37,996,466

Cost of production (Schedule F.2):
Crops	(20,986,576)	(13,785,762)
Beef cattle	(10,453,631)	(13,283,130)
Milk	(4,886,330)	(3,323,002)

Total cost of production	(36,326,537)	(30,391,894)

Production profit	19,209,364	7,604,572

Sales:
Crops	16,894,506	31,649,131
Beef Cattle	20,628,763	25,011,983
Milk	6,668,677	5,862,005
Feed Lot	3,102,229	1,782,828
Others	7,084,793	4,450,433

Total sales	54,378,968	68,756,380

Cost of sales (Schedule F.1):
Crops	(18,283,230)	(26,632,570)
Beef Cattle	(19,511,316)	(24,594,067)
Milk	(6,668,677)	(5,862,005)
Feed Lot	(2,823,866)	(1,498,624)
Others	(2,797,301)	(2,052,416)

Total cost of sales	(50,084,390)	(60,639,682)

Sales profit	4,294,578	8,116,698

Gross profit	23,503,942	15,721,270

Selling expenses (Schedule H)	(3,205,380)	(6,023,312)
Administrative expenses (Schedule H)	(11,547,822)	(6,348,710)
Net gain on sale of farms	436,629	9,897,186
Holding gain – Beef cattle (Schedules F.1 and F.2)	1,398,370	2,296,228
Holding gain – Crops (Schedules F.1 and F.2)	2,142,540	3,131,628

Operating (loss) income	12,728,279	18,674,291

Financial gain (loss)
Generated by assets:
Exchange differences and discounts	(852,638)	10,668,341
Interest income	1,495,613	354,258
Doubtful accounts	—	(25,083)
Tax on banking debits and credits	(1,559,860)	(1,283,625)
Holding gain	48,021	—
Holding gain and result of transactions on securities investment	448,023	—
Gain on sales of convertible notes	—	14,872,000
Interest on bons	2,219,032	6,239,486
Others	25,995	1,911,379

Total	1,824,186	32,736,756

Generated by liabilities:
Reference stabilization index (CER)	(7,677)	(17,996)
Interest loss	58,276	(14,620)
Financial expenses:
Interest on Convertible Notes (Note 7)	(2,537,248)	(6,534,054)
Interest on loans	(7,541,944)	(1,268,724)
Others	(509,607)	(489,967)
Exchange differences and discounts	(122,886)	(9,191,889)

Total	(10,661,086)	(17,517,250)

Other income and expenses, net
Gains from other fixed assets sales	52,508	34,468
Others	(367,030)	—
Shareholders’ personal assets tax and miscellaneous	(2,686,199)	(1,370,518)

	(3,000,721)	(1,336,050)

Income from related companies	40,188,874	11,459,724
Management fee	(4,079,574)	(2,600,512)

Net Income before income tax and minority interest	36,999,958	41,416,959

Income tax expense	(348,091)	(18,176,414)
Minority interest	64,299	136,482

Net income for the period	36,716,166	23,377,027

The accompanying notes and schedules are an integral part of the consolidated financial statements

Eduardo S. Elsztain
President

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Statement of Cash Flow

For the nine-month periods beginning on July 1, 2006 and 2005 and ended March 31, 2007 and 2006

	March 31, 2007 (Notes 1, 2 and 3) Pesos	March 31, 2006 (Notes 1, 2 and 3) Pesos
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the period	27,377,050	67,462,547
Cash and cash equivalents at the end of the period (1)	87,091,388	10,836,971

Net increase (decrease) in cash and cash equivalents	59,714,338	(56,625,576)

Causes of changes in cash and cash equivalents
Operating activities
Net income for the period	36,716,166	23,377,027
Accrued interest during the period	10,079,192	7,092,959
Income tax	348,091	18,176,414

Adjustments made to reach net cash flow from operating activities
Income from interest in related companies	(40,188,874)	(11,459,724)
Minority interest	(64,299)	(136,482)
Increase in allowances, provisions and accruals	5,560,408	8,523,343
Amortization and depreciation	3,276,376	3,515,509
Holding gain – Inventory	(3,615,472)	(5,427,856)
Financial results	(1,733,991)	(5,185,619)
Gain from sale of permanent investments	—	(14,872,000)
Gain from sale of fixed assets	(489,137)	(9,931,654)

Changes in operating assets and liabilities
Decrease in current investments	4,587,159	5,800,768
(Increase) decrease in trade accounts receivable	(749,382)	1,066,967
Increase in other receivables	(10,120,886)	(1,236,566)
Increase in inventories	(48,449,524)	(7,055,457)
Increase (decrease) in social security payables, taxes payable and advances from customers	4,415,252	(25,496,535)
Increase (decrease) in trade accounts payable	9,874,055	(7,469,690)
Dividends collected	1,262,479	988,307
(Decrease) increase in other debts	(894,024)	47,934

Cash flows applied to operating activities	(30,186,411)	(19,682,355)

Investment activities
Increase in non-current investments	(726,805)	(4,034,772)
Acquisition and upgrading of fixed assets	(19,569,150)	(49,574,732)
Collection of receivables from sale of fixed assets	3,850,808	5,736,964
Sale of fixed assets	564,464	9,870,951
Cash flows applied to investment activities	(15,880,683)	(38,001,589)

Financing activities
Capital contributions from minority shareholders	—	180,000
Exercise of Warrant	83,183,660	8,649,027
Dividends paid	(5,500,000)	(10,000,000)
Increase in financial loans	75,086,654	33,455,667
Decrease in financial loans	(44,758,322)	(14,712,326)
Decrease in other liabilities	(2,230,560)	(16,514,000)

Cash flows provided by financing activities	105,781,432	1,058,368

Net increase (decrease) in cash and cash equivalents	59,714,338	(56,625,576)

Items not involving changes in cash and cash equivalents
Transfer of inventory to fixed assets	—	498,234
Increase in other receivables by sale of fixed assets	—	8,572,080
Increase in interest in related companies by a decrease in non-current investments	—	15,608,956
Increase in fixed assets by increase in other liabilities	—	7,160,617
Decrease in other liabilities by decrease in fixed assets	—	2,055,200
Repayment of financial loans through issue of stock by exercise of conversion right	68,841,945	13,427,766

Complementary information
Interest paid	7,005,219	6,534,054
Income tax expense paid	1,738,045	27,564,661

(1)	The difference with the cash at period end is generated by the effect of Cactus consolidation reversion as of March 31, 2007 (Ps. 939,275).

The accompanying notes and schedules are an integral part of the consolidated financial statements

Eduardo S. Elsztain
President

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

and Subsidiaries

Notes to the Consolidated Financial Statements

For the nine-month periods beginning on July 1, 2006 and 2005 and ended March 31, 2007 and 2006

NOTE 1:	BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

As a consequence of the application of the unifying accounting standards approved by the Comisión Nacional de Valores (C.N.V.), which require that consolidated Financial Statements be presented as established by Technical Resolution No. 21 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (F.A.C.P.C.E.), the Balance Sheet as of March 31, 2007 and 2006 and the Statements of Income and the Statements of Cash Flows for the nine-month periods then ended were consolidated on a line by line basis with the financial statements of such companies in which it holds a majority of the voting shares. Additionally, proportional consolidation has been applied for investments in which it has joint control (see Notes 1.b and 1.c to the basic financial statements).

The Company also applied Technical Resolution No. 21 as concerns the proportional consolidation with Cactus Argentina S.A. on a 50% basis on account of the joint control held, and applied the same percentage for elimination of balances existing between them.

The financial statements of the subsidiary companies Inversiones Ganaderas S.A., Futuros y Opciones.Com S.A., Agropecuaria Cervera S.A. and Cactus Argentina S.A. as of March 31, 2007 and 2006 have been used in order to determine the investment at its equity value, line by line consolidation and proportional consolidation.

For purposes of comparability, certain reclassifications have been made on the information as of June 30, 2006 and March 31, 2006.

These Financial Statements and the corresponding notes and schedules are presented in Argentine Pesos.

NOTE 2:	CORPORATE CONTROL

The Company’s interest in other companies is shown in the following table.

COMPANY	CRESUD PERCENTAGE OF VOTING SHARES OWNED	CONSOLIDATED PERCENTAGE OF VOTING SHARES OWNED
Inversiones Ganaderas S.A.	99.99	99.99
Futuros y Opciones.Com S.A.	70.00	70.00
Agropecuaria Cervera S.A.	90.00	99.99	(*)

(*)	Includes Interests in Participations of Inversiones Ganaderas S.A.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the Subsidiary Companies mentioned in Note 2 have been prepared based on accounting principles consistent with those followed by Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria for the preparation of its Financial Statements, as detailed in Note 2 of the basic financial statements.

High relevant valuation and disclosure criteria applied in preparing the financial statements of Agropecuaria Cervera S.A. (ACER) and not explained in the valuation criteria note of the holding company are as follows:

Valuation criteria - fixed assets

The tree plantations included in the caption have been valued at replacement cost in accordance with the Tree Plantation Increase Report made on December 2003 by a forestry expert at the request of ACER previous shareholders.

ACER former board of directors based on such report as well as on own estimates accepted the value of Ps. 4,320,000 and recorded an equal amount in retained earnings in shareholders equity.

The current ACER management has reclassified such asset as Fixed Asset on the basis of its destination of use.

Other considerations – concessions granted

Among other goods and rights ACER has the concession planning an execution of an integral development project including: biological, economical and social issues on several real estates located in the department of Anta, province of Salta. The company is also duty authorized to perform a significant agricultural, cattle farming and forestry project which was awarded under resolution No. 190/99 and bidding No. 58/98 of the Ministry of Production and Employment.

Such concession was granted for a 35 year term with a postponement option of 29 additional years by ACER.

Among other obligations ACER has to invest Ps. 16 million in agriculture, cattle farming, hydraulic resources, continuing education, forestry development, forest planting, fauna, natural reserve and eco-tourism, and has to pay an annual US$ 60,000 cannon to the province of Salta to be paid as from the 20th year as from the commencement of the concession.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	Details of consolidated balance sheet and consolidated statement of income accounts

a. Cash and banks
	March 31, 2007 Pesos	June 30, 2006 Pesos	March 31, 2006 Pesos
Cash	94,474	55,495	65,976
Foreign currency (Schedule G)	5,465	92,744	90,010
Local currency checking account	4,149,994	1,689,103	1,227,017
Foreign currency checking account (Schedule G)	76,789,252	23,770,872	8,218,713
Local currency saving account	75,869	106,504	28,197
Foreign currency saving account (Schedule G)	7,886	6,367	6,357
Checks to be deposited	40,230	276,276	409,923

	81,163,170	25,997,361	10,046,193

b. Investments and Goodwill

	March 31, 2007 Pesos	June 30, 2006 Pesos	March 31, 2006 Pesos
Investment
Investment (Schedules C and G)	44,595,462	6,223,788	7,896,475

	44,595,462	6,223,788	7,896,475

Investment
Investment from related companies (Notes 12 and 15 and Schedule C)	505,295,429	468,371,269	320,377,323

	505,295,429	468,371,269	320,377,323

Other investments
Other investments (Schedules C and G)	20,717	37,052,716	86,946,920

	20,717	37,052,716	86,946,920

Goodwill
Goodwill (Schedule C)	(70,189,477)	(76,825,838)	(17,023,514)

	(70,189,477)	(76,825,838)	(17,023,514)

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

c.	Trade accounts receivable

	March 31, 2007 Pesos	June 30, 2006 Pesos	March 31, 2006 Pesos
Current
Accounts receivable in local currency	8,559,710	11,401,950	8,825,022
Less:
Allowance for doubtful accounts (Schedule E)	(372,359)	(374,830)	(356,214)
Accounts receivable in foreign currency (Schedule G)	1,938,419	44,982	181,491
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A.	12,849	12,515	46,046
Alto City.Com S.A.	154	—	—

	10,138,773	11,084,617	8,696,345

d.	Other Receivables

	March 31, 2007 Pesos	June 30, 2006 Pesos	March 31, 2006 Pesos
Current
Prepaid leases	718,365	8,836,242	125,465
Income tax prepayments and tax credit (net of accrual for income tax)	4,011,947	3,880,156	7,425,960
Guarantee deposits and premiums (Schedule G)	3,142,675	1,447,771	1,564,245
Secured by mortgage (Schedule G)	3,081,097	3,497,490	3,141,226
Prepaid expenses	122,552	338,368	692,671
Gross sales tax credit	23,103	4,539	3,816
Other tax credit	89,809	—	—
Tax prepayments	2,814,008	3,545,790	3,890,413
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A.	4,159,990	191,651	185,390
IRSA Inversiones y Representaciones S.A. (Schedule G)	82,419	—	1,331
Agro-Uranga S.A.	601,684	39,993	160,609
Brasil Agro – Companhia Brasileira de Propiedaes Agrícolas	30,537	559,088	—
Credits to employees	145,310	85,980	75,818
Directors	—	—	10,940
Others	1,038,302	317,895	614,786

	20,061,798	22,744,963	17,892,670

Non-current
Prepaid leases	179	13,924	—
Income tax prepayments and others	30,344,349	24,351,881	5,672,316
Secured by mortgage (Schedule G)	5,690,057	8,265,284	8,254,430
Tax on minimum presumed income	6,238,499	2,422,271	82,006
Valued Added Tax credit	2,081,813	—	—
Deferred tax	397,934	93,791	74,374
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A.	6,532	8,353	9,814
Alto Palermo S.A. (Schedule G)	284,147	584,704	686,996
IRSA Inversiones y Representaciones S.A. (Schedule G)	65,935	150,353	176,656
Others (Schedule G)	36,126	114,731	136,517

	45,145,571	36,005,292	15,093,109

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

e. Inventories

	March 31, 2007 Pesos	June 30, 2006 Pesos	March 31, 2006 Pesos
Current
Beef cattle	13,547,883	10,913,612	13,609,916
Crops	23,777,230	10,550,495	14,800,090
Unharvested crops	27,822,308	1,662,592	18,025,519
Seeds and fodder	2,955,201	770,647	294,515
Materials and others	6,681,916	4,686,142	3,361,494
Advances to suppliers	65,981	348,647	623,214

	74,850,519	28,932,135	50,714,748

Non-Current
Beef cattle	66,835,022	62,712,423	60,787,150

	66,835,022	62,712,423	60,787,150

f. Trade accounts payable

	March 31, 2007 Pesos	June 30, 2006 Pesos	March 31, 2006 Pesos
Current
Suppliers in local currency	5,439,611	7,346,542	5,361,413
Suppliers in foreign currency (Schedule G) (1)	13,394,691	10,980,242	9,806,871
Interest to be accrued (Schedule G) (2)	—	(112,863)	(272,250)
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversora Bolivar S.A.	25,776	42,092	105,180
Alto City.Com S.A.	—	298	900
Alto Palermo S.A.	634,946	35,620	60,409
IRSA Inversiones y Representaciones S.A.	284,083	34,127	—
Cactus Argentina S.A.	92,425	481,353	223,455
Estudio Zang, Bergel & Viñes	209,745	73,851	191,597
Fundación IRSA	2,200,000	2,200,000	1,900,000
Accrual for other expenses (Schedule G)	10,017,666	5,311,539	4,517,773
Short-term debts	—	—	23,510
Accrual for harvest expenses	3,251,818	45,727	652,780

	35,550,761	26,438,528	22,571,638

Non-Current
Accrual for other expenses (Schedule G)	392,740	835,292	981,422

	392,740	835,292	981,422

(1)	As of December 31, 2006 includes US$ 1,449,726 from the acquisition of farm “San Pedro” corresponding to suppliers in foreign currency secured by mortgage. Please see note 11.
(2)	Corresponds to the liability above mentioned.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

g. Loans

	March 31, 2007 Pesos	June 30, 2006 Pesos	March 31, 2006 Pesos
Current
Local financial loans (Note 17)	102,092,963	65,605,326	34,014,572
Convertible Notes 2007 Interest payable (Schedule G)	284,281	332,179	1,602,388
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders	—	482,985	1,715,992
Directors	3,148	1,083	3,130
Convertible Notes 2007 expenses	(23,215)	—	—
Convertible Notes 2007 (Schedule G)	9,406,364	—	—
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Directors	104,160	—	—

	111,867,701	66,421,573	37,336,082

Non-Current
Foreign financial loans (Notes 17 and 19)	24,800,000	20,367,600	—
Convertible Notes 2007 third parties (Schedule G)	—	31,804,384	53,022,519
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders	—	46,243,210	56,776,844
Directors	—	103,690	103,555
Convertible Notes 2007 expenses	—	(421,929)	(701,821)

	24,800,000	98,096,955	109,201,097

h. Salaries and social security payable

	March 31, 2007 Pesos	June 30, 2006 Pesos	March 31, 2006 Pesos
Current
Accrual for vacation and statutory annual bonus	2,675,816	1,905,899	1,091,873
Social security taxes payable	286	282,999	147,545
Salaries payable	—	64,237	32,622
Health care payable	15,346	22,689	12,856
Others	308	17,306	9,386

	2,691,756	2,293,130	1,294,282

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

i. Taxes payable

	March 31, 2007 Pesos	June 30, 2006 Pesos	March 31, 2006 Pesos
Current
Accrual for income tax	242,276	126,641	153,632
Tax on minimum presumed income	4,004,291	2,377,347	64,350
Value added tax	—	15,595	43,781
Property tax payable	179,644	232,192	216,721
Taxes withheld Income tax	126,841	274,592	105,850
Gross sales tax payable	10,220	35,322	86,864
Taxes withheld-Gross sales tax payable	4,222	2,215	4,397
Taxes withheld-Value added tax payable	10,808	247,925	30,757
Others	2,847,824	2,007	1,346,248

	7,426,126	3,313,836	2,052,600

Non-current
Deferred tax	42,897,006	42,770,882	50,572,947
Tax on minimum presumed income	22,388	—	—

	42,919,394	42,770,882	50,572,947

j. Other debts

	March 31, 2007 Pesos	June 30, 2006 Pesos	March 31, 2006 Pesos
Current

Management fees accrual	4,079,574	3,073,949	2,600,512
Other income to be accrued	—	—	40,623
Loan to FYO minority shareholders	134,196	134,196	134,196
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Directors	59,757	46,800	32,400
Cactus Feeders Inc.	—	272	46,502
Others	115,375	186,807	20,496

	4,388,902	3,442,024	2,874,729

Non-current
Other income to be accrued	433,309	433,309	433,309
Guarantee deposit	—	1,000	1,000

	433,309	434,309	434,309

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 5:

a) Assets based on their estimated collection term (in Pesos)

Based on their estimated collection term	Current and non-current Investment			Trade accounts receivable			Other receivables
	March 31, 2007	June 30, 2006	March 31, 2006	March 31, 2007	June 30, 2006	March 31, 2006	March 31, 2007	June 30, 2006	March 31, 2006
4th quarter 2006/2005 financial period	—	—	2,604,146	—	—	8,548,703	—	—	5,400,453
1st quarter 2007/2006 financial period	—	—	—	—	11,084,617	—	—	6,144,831	2,838,966
2nd quarter 2007/2006 financial period	—	386,779	—	—	—	—	—	591,375	8,007,137
3rd quarter 2007/2006 financial period	—	—	—	—	—	—	—	5,072,356	547,723
4th quarter 2007/2006 financial period	1,124,267	—	—	9,956,927	—	—	9,776,246	479,592	10,128
1st quarter 2008/2007 financial period		—	—	—	—	—	2,990,282	2,179,021	2,180,582
2nd quarter 2008/2007 financial period	37,199,999	37,031,999	86,166,588	—	—	—	490,789	5,712	10,128
3rd quarter 2008/2007 financial period				—	—	—	765,764	433,663	437,517
4th quarter 2008/2007 financial period	—	—	—	—	—	—	164,555	5,713	10,128
1st quarter 2009/2008 financial period	—	—	—	—	—	—	2,183,297	2,173,309	2,174,871
2nd quarter 2009/2009 financial period	—	—	—	—	—	—	—	—	1,964
1st quarter 2010/2009 financial period	—	—	—	—	—	—	1,753,380	1,745,358	1,744,050
1st quarter 2011/2010 financial period	—	—	—	—	—	—	1,753,380	1,745,357	1,743,066
Overdue	—	—	—	—	—	—	—	—	—
With no stated current term	6,271,196	5,837,009	5,292,329	181,846	—	147,642	6,038,717	10,456,809	1,098,391
With no stated non-current term	20,717	20,717	780,332	—	—	—	39,290,959	27,717,159	6,780,675

Total	44,616,179	43,276,504	94,843,395	10,138,773	11,084,617	8,696,345	65,207,369	58,750,255	32,985,779

b) Assets classified according to their interest rate (in Pesos)

Interest rate that they accrue	Current and non-current Investment			Trade accounts receivable			Other receivables
	March 31, 2007	June 30, 2006	March 31, 2006	March 31, 2007	June 30, 2006	March 31, 2006	March 31, 2007	June 30, 2006	March 31, 2006
At fixed interest rate	37,199,999	37,031,999	86,166,588	—	—	—	8,606,937	11,237,071	11,111,155
At variable interest rate	6,271,196	5,837,009	5,292,328	—	—	—	13,236,463	4,049,594	2,449,378
Non-interest bearing	1,144,984	407,496	3,384,479	10,138,773	11,084,617	8,696,345	43,363,969	43,463,590	19,425,246

Total	44,616,179	43,276,504	94,843,395	10,138,773	11,084,617	8,696,345	65,207,369	58,750,255	32,985,779

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 5:	(Continued)

a) Liabilities based on their estimated payment term (in Pesos)

Based on their estimated payment term	Trade accounts payable			Loans			Salaries and social security payable			Taxes payable			Other debts			Provisions
	March 31, 2007	June 30, 2006	March 31, 2006	March 31, 2007	June 30, 2006	March 31, 2006	March 31, 2007	June 30, 2006	March 31, 2006	March 31, 2007	June 30, 2006	March 31, 2006	March 31, 2007	June 30, 2006	March 31, 2006	March 31, 2007	June 30, 2006	March 31, 2006
3rd quarter 2006/2005	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
4th quarter 2006/2005	—	—	15,258,186	—	—	3,321,510	—	—	458,460	—	—	1,834,618	—	—	2,528,060	—	—	—
1st quarter 2007/2006	—	26,411,544	7,277,500	—	13,935,806	13,398,902	—	1,965,120	588,579	—	831,206	—	—	120,996	13,541	—	—	—
2nd quarter 2007/2006	—	—	—	—	816,247	—	—	231,052	72,719	—	2,476,625	217,982	—	105,360	13,541	—	—	—
3rd quarter 2007/2006	—	—	—	—	—	—	—	96,958	174,524	—	6,005	—	—	7,523	—	—	—	—
4th quarter 2007/2006	35,807,031	—	—	645,148	—	—	443,950	—	—	7,084,369	—	—	4,139,331	3,073,949	1,472	—	—	—
1st quarter 2008/2007	—	—	—	14,749,006	—	—	1,776,557	—	—	—	—	—	—	—	1,472	—	—	—
2nd quarter 2008/2007	—	—	—		77,729,355	109,201,097	471,249	—	—	99,481	—	—	—	—	1,472	—	—	—
3rd quarter 2008/2007	—	—	—	9,487,309	—	—	—	—	—	242,276	—	—	—	—	1,472	—	—	—
4th quarter 2008/2007	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,472	—	—	—
1st quarter 2009/2008	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,472	—	—	—
2nd quarter 2009/2008	—	—	—	24,800,000	20,367,600	—	—	—	—	—	—	—	—	—	982	—	—	—
Overdue	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
With no stated current term	11,351	26,984	35,952	86,986,238	51,669,520	20,615,670	—	—	—	—	—	—	249,571	134,196	319,587	—	—	—
With no stated non-current term	125,119	835,292	981,422	—	—	—	—	—	—	42,919,394	42,770,882	50,572,947	433,309	434,309	424,495	285,811	183,893	106,570

Total	35,943,501	27,273,820	23,553,060	136,667,701	164,518,528	146,537,179	2,691,756	2,293,130	1,294,282	50,345,520	46,084,718	52,625,547	4,822,211	3,876,333	3,309,038	285,811	183,893	106,570

b) Liabilities classified according to their interest rate (in Pesos)

Interest in rate that they accrue	Trade accounts payable			Loans			Salaries and social security payable			Taxes payable			Other debts			Provisions
	March 31, 2007	June 30, 2006	March 31, 2006	March 31, 2007	June 30, 2006	March 31, 2006	March 31, 2007	June 30, 2006	March 31, 2006	March 31, 2007	June 30, 2006	March 31, 2006	March 31, 2007	June 30, 2006	March 31, 2006	March 31, 2007	June 30, 2006	March 31, 2006
At fixed interest rate	4,439,062	6,720,357	6,552,112	136,380,272	164,124,210	143,917,490	—	—	—	—	—	—	—	—	—	—	—	—
At variable interest rate		—			—		—	—	—	—	—	—	—	3,792,015	1,622,660	—	—	—
Non-interest bearing	31,504,439	20,553,463	17,000,948	287,429	394,318	2,619,689	2,691,756	2,293,130	1,294,282	50,345,520	46,084,718	52,625,547	4,822,211	84,318	1,686,378	285,811	183,893	106,570

Total	35,943,501	27,273,820	23,553,060	136,667,701	164,518,528	146,537,179	2,691,756	2,293,130	1,294,282	50,345,520	46,084,718	52,625,547	4,822,211	3,876,333	3,309,038	285,811	183,893	106,570

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 6:	EARNINGS PER SHARE

Following is conciliation between the average appraised ordinary stock in circulation and the average appraised diluted ordinary stock. The last one has been determined considering the possibility that the bearers of convertible notes into company’s ordinary stock for up to an amount of US$ 50,000,000 mentioned in Note 14 to the basic financial statements, exercise their right to convert into stock the titles they bear.

	March 31, 2007 Pesos	March 31, 2006 Pesos
Average appraised stock in circulation	226,737,205	166,847,072
Average appraised diluted ordinary stock	321,214,392	321,214,392

	March 31, 2007 Pesos	March 31, 2006 Pesos
Earnings for the calculation of basic earnings per share	36,716,166	23,377,027
Exchange differences	184,879	7,482,465
Financing expenses	2,537,248	6,534,054
Income tax	(888,570)	(4,575,341)
Management fees	(183,356)	(944,118)
Earnings for the calculation of diluted earnings per share	38,366,367	31,874,087

BASIC Earnings per share	March 31, 2007 Pesos	March 31, 2006 Pesos
Earnings	36,716,166	23,377,027
Number of shares	226,737,205	166,847,072
Earnings per share	0,16	0,14

DILUTED Earnings per share	March 31, 2007 Pesos	March 31, 2006 Pesos
Earnings	38,366,367	31,874,087
Number of shares	321,214,392	321,214,392
Earnings per share	0,12	0,10

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 7:	SEGMENT INFORMATION

As of March 31, 2007:

Description	Crops Pesos	Beef Cattle Pesos	Milk Pesos	Feed Lot Pesos	Others Pesos	Without specific allocation Pesos	Total Pesos
Sales	16,894,506	20,628,763	6,668,677	3,102,229	7,084,793		54,378,968
Assets	200,112,195	143,108,164	52,021,328	10,439,272	2,990,428	631,640,728	1,040,312,115
Liabilities	17,358,848	4,915,983	109,688	92,425	380,572	207,898,984	230,756,500
Fixed asset additions (transfers)	6,672,772	5,442,193	247,140	—	351,972	6,874,781	19,588,858
Depreciation of fixed assets	1,559,763	905,671	329,845	—	—	355,152	3,150,431
Income from related parties	3,148,328	20,559	390,623	85,466	—	36,543,898	40,188,874

As of March 31, 2006:

Description	Crops Pesos	Beef Cattle Pesos	Milk Pesos	Feed Lot Pesos	Others Pesos	Without specific allocation Pesos	Total Pesos
Sales	31,649,131	25,011,983	5,862,005	1,782,828	4,450,432	—	68,756,379
Assets	144,028,508	144,529,295	20,361,462	3,883,139	2,558,810	465,752,562	781,113,776
Liabilities	7,035,020	1,018,682	26,575	827,696	966,896	217,550,807	227,425,676
Fixed asset additions (transfers)	10,394,410	9,145,356	1,182,903	(731,423)	(79,770)	42,750,737	62,662,213
Depreciation of fixed assets	1,507,882	852,737	359,300	229,575	47,273	518,742	3,515,509
Income from related parties	1,098,374	9,749	229,719	—	—	10,121,882	11,459,724

NOTE 8:	“EXAGRIND S.A. – ESTANCIA SAN RAFAEL AGAINST TALI SUMAJ AND OTHER DAMAGES AND LOSSES” LAWSUIT

Exagrind S.A. has filed a lawsuit against Inversiones Ganaderas S.A. (IGSA) on claims for damages and losses produced by a fire in Estancia San Rafael, which is close to Tali Sumaj, Province of Catamarca. The fire took place on September 6, 2000.

The estimated amount of the legal action is Ps. 2,914,000 at the date the claim was filed.

In turn, IGSA filed an extraordinary appeal with the High Court of the Province of Catamarca, requesting to be given the remainder term to answer the lawsuit as, at the time of revoking the first instance judge decision that postponed the terms to answer until a new notice was dispatched, such period had not yet expired. The management of IGSA is awaiting the decision of the Court of Cassation.

Additionally, in March 2007 -under the request of Exagrind S.A.- the court in charge of the case seized an inhibition of assets, which has already been appealed and a real estate on attachment has been offered in replacement. The management of IGSA is awaiting the sentence of the court.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 9:	ACQUISITIONS AND SALES OF FARMS

On August 28, 2006, IGSA signed a preliminary sale contract of 1,800 hectares of the establishment called “El Recreo” of its property, in the amount of US$ 0.3 million. As advance payment the Company has received US$ 0.05 million. This sale has not been shown in the Financial Statement as the property of the land has not yet been transferred.

Likewise, on January 19, 2007 IGSA entered into a preliminary sales contract for 50 hectares of “El Recreo” establishment owned both by IGSA and Arcor Sociedad Anónima Industrial y Comercial in the amount of Ps. 0.4 million having such amount been fully paid to the Company. This sale has been recognized as the possession of the plot of land was effected at the time of signing the preliminary sales contract.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Fixed Assets

For the nine-month periods ended March 31, 2007 and 2006

and the year ended June 30, 2006

(Notes 1, 2, and 3)

Schedule A

Principal Account	Value at the beginning of the period/year Pesos	Additions and/or transfers Pesos	Deductions and/or transfers Pesos	Value at the end of the period/year Pesos	Depreciation					Net carrying value as of March 31, 2007 Pesos	Net carrying value as of June 30, 2006 Pesos	Net carrying value as of March 31, 2006 Pesos
					Rate %	Accumulated at the beginning of the period/year Pesos	Decrease of the period/year Pesos	Current period/year Pesos	Accumulated at the end of the period/year Pesos
Real estate	155,053,376	—	5,071	155,048,305	—	—	—	—	—	155,048,305	155,053,376	145,305,256
Wire fences	4,780,673	—	—	4,780,673	3	1,236,208	—	119,798	1,356,006	3,424,667	3,544,465	3,466,307
Watering troughs	3,930,660	26,584	—	3,957,244	5	1,175,796	—	131,760	1,307,556	2,649,688	2,754,864	2,283,418
Alfalfa fields and meadows	3,297,931	—	—	3,297,931	12-25-50	1,506,332	—	350,882	1,857,214	1,440,717	1,791,599	1,618,462
Buildings and constructions	29,779,631	124,011	—	29,903,642	2	2,486,149	—	444,140	2,930,289	26,973,353	27,293,482	27,337,678
Machinery	10,594,431	602,050	2,920	11,193,561	10	7,025,548	2,920	554,000	7,576,628	3,616,933	3,568,883	3,664,413
Vehicles	2,309,795	114,148	220,118	2,203,825	20	1,194,039	165,292	249,479	1,278,226	925,599	1,115,756	786,040
Tools	197,916	10,570	—	208,486	10	152,253	—	7,370	159,623	48,863	45,663	48,265
Furniture and equipment	1,213,670	38,415	2,632	1,249,453	10	829,699	1,913	70,633	898,419	351,034	383,971	401,352
Corral and leading lanes	868,155	38,998	—	907,153	3	158,319	—	21,380	179,699	727,454	709,836	551,031
Roads	2,200,904	1,500	—	2,202,404	10	894,000	—	128,538	1,022,538	1,179,866	1,306,904	363,577
Facilities	12,615,362	93,308	—	12,708,670	10-20-33	5,823,780	—	728,196	6,551,976	6,156,694	6,791,582	6,278,123
Computer equipment	1,453,980	935,140	7,954	2,381,166	20	1,007,257	7,954	287,129	1,286,432	1,094,734	446,723	397,155
Silo plants	1,096,519	—	—	1,096,519	5	406,464	—	42,302	448,766	647,753	690,055	704,977
Feed Lot	—	—	—	—	—	—	—	—	—	—	2,287,845	2,353,099
Constructions in progress	8,841,634	10,499,580	37,282	19,303,932	—	—	—	—	—	19,303,932	8,841,633	17,879,769
Advances to suppliers	204,572	264,891	—	469,463	—	—	—	—	—	469,463	204,572	40,511
Forest Products- Posts	70,383	25,311	14,711	80,983	—	—	—	—	—	80,983	70,384	70,384
Forest Products raw materials	4,320,000	—	—	4,320,000	—	—	—	—	—	4,320,000	4,320,000	4,320,000
Improvements in third parties buildings	3,553,919	6,814,352	—	10,368,271	—	—	—	14,824	14,824	10,353,447	3,553,919	1,816,540

Total as of March 31, 2007	(1) 246,383,511	19,588,858	290,688	265,681,681	—	23,895,844	178,079	(2) 3,150,431	26,868,196	238,813,485	—	—

Total as oft June 30, 2006	188,561,525	84,736,740	22,993,849	(1) 250,304,416	—	22,063,929	1,647,113	5,112,088	25,528,904	—	224,775,512	—

Total as of March 31, 2006	188,561,525	63,160,447	7,965,342	243,756,630	—	22,063,929	1,509,165	3,515,509	24,070,273	—	—	219,686,357

(1)	The difference is generated by the effect of Cactus consolidation reversion as of March 31, 2007.
(2)	The difference between current depreciation and the amount shown in Schedule H (Ps. 125,945) is generated by the effect of Cactus consolidation reversion as of March 31, 2007.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Intangible Assets

For the nine-month periods ended March 31, 2007 and 2006

and the year ended June 30, 2006

(Notes 1, 2, and 3)

Schedule B

Principal Account	Value at the beginning of the period/year Pesos	Additions of the period/year Pesos	Value at the end of the period/year Pesos	Amortization				Net carrying value as of March 31, 2007 Pesos	Net carrying value as of June 30, 2006 Pesos	Net carrying value as of March 31, 2006 Pesos
				Accumulated at the beginning of the period/year Pesos	Current period/year		Accumulated at the end of the period/year Pesos
					Rate %	Current period/year Pesos
Concessions received	23,581,646	—	23,581,646	—		—	—	23,581,646	23,581,646
Development expenditures	1,410,368	—	1,410,368	1,410,368	33,33	—	1,410,368	—	—	—
Organization expenses	448,818	—	448,818	448,818		—	448,818	—	—	—
Brands and patents	18,938	—	18,938	18,938		—	18,938	—	—	—

Total as of March 31, 2007	25,459,770	—	25,459,770	1,878,124		—	1,878,124	23,581,646

Total as of June 30, 2006	1,878,124	23,581,646	25,459,770	1,878,124		—	1,878,124		23,581,646

Total as of March 31, 2006						—				—

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Investments

For the nine-month periods beginning on July, 1 2006 and 2005, ended March 31 2007 and 2006 and the year ended June 30, 2006

(Notes 1, 2, and 3)

Schedule C

Type and characteristics of the securities	Amount	Value as of March 31, 2007 Pesos	Value as of June 30, 2006 Pesos	Value as of March 31, 2006 Pesos	Market value Pesos	INFORMATION ON THE ISSUER
						Principal activity	Latest financial statements
							Capital Pesos	Income for the period Pesos	Shareholders´ Equity Pesos
Current Investments
Mutual Funds
Bony Hamilton Fund in Dollars	992,234	3.036,236	54,906	46,617	3.060000
Banco Río Special Fund in Pesos		1,952,707	898,081	465,382
BankBoston 1784 Fund		—	246,404	40,013

		4,988,943	1,199,391	552,012

Bonds and Convertible Notes
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A. Convertible Notes 2007	12,000,000	37,199,999		2,604,146
Interest on IRSA Convertible Notes 2007 (US$)		1,124,267	386,779
Global 2010 Bonds	110,000	117,811	92,510	103,732	1,071009
Bocon Pro 1	157,647	630	630	630	0.003996
Nobacs			3,030,000	2,982,000
Mortgage Bonds	1,107,036	1,073,825	1,334,180	1,415,189	0.970000
Raymond James – Interest of Bonds			—

		39,516,532	4,844,099	7,105,697

Shares

MATBA		89,987

		89,987

Deposits in foreign banks in Dollars			180,298	238,766

			180,298	238,766

Total current investments		44,595,462	6,223,788	7,896,475

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Investments

For the nine-month periods begining on July, 1 2006 and 2005, ended March 31 2007 and 2006 and the year ended June 30, 2006

(Notes 1, 2, and 3)

Schedule C (Cont.)

Type and characteristics of the securities	Amount	Value as of March 31, 2007 Pesos	Value as of June 30, 2006 Pesos	Value as of March 31, 2006 Pesos	Market value Pesos	INFORMATION ON THE ISSUER
						Principal Activity	Latest financial statements
							Capital Pesos	Income for the period Pesos	Shareholders´ Equity Pesos
Non-current investments
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Agro-Uranga S.A.					Unlisted	Agriculture	2,500,000	9,964,264	20,178,615
Shares	893,069	7,208,359	5,465,153	5,573,730
Contribution on account of future subscriptions of shares			7,865	7,865
Higher property value		11,179,150	11,179,150	11,179,150

		18,387,509	16,652,168	16,760,745

CACTUS ARGENTINA S.A.

Shares	4,337,175	6,259,901			Unlisted	Exploitation and administration of Agriculture and beef products	18,071,563	525,453	26,082,921
Contribution on account of future subscriptions of shares
		6,259,901

IRSA Inversiones y Representaciones S.A.
Shares (Note 14)	116,305,767	418,848,524	396,839,494	303,616,578		Real Estate	453,557,582	113,856,341	1,633,390,635

		418,848,524	396,839,494	373,616,578

BrasilAgro – Companhia Brasileira de Propiedades Agrícolas
Shares	43,205	61,799,495	54,879,607	—		Agriculture and	875,381,000	39,969,000	835,627,000

		61,799,495	54,879,607	—		Real Estate

	Subtotal	505,295,429	468,371,269	320,377,323

Other Investments
IRSA Convertible Notes 2007 (US$)
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.			37,031,999	86,166,588
BrasilAgro –Companhia Brasileira de Propiedades Agrícolas (pending registration)			—	759,615
Coprolán		20,717	20,717	20,717	Unlisted

	Subtotal	20,717	37,052,716	86,946,920

Goodwill
IRSA Inversiones y Representaciones S.A. negative goodwill		(70,189,477)	(76,825,838)	(40,605,160)
Agropecuaria Cervera S.A. goodwill		—	—	23,581,646

	Subtotal	(70,189,477)	(76,825,838)	(17,023,514)

Total non-current investments		435,126,669	428,598,147	390,300,729

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Allowances and Provisions

For the nine-month periods ended March 31, 2007 and 2006

and the year ended June 30, 2006

(Notes 1, 2, and 3)

Schedule E

Item	Balances at the beginning of the period/year Pesos	Increases (1) Pesos	Decreases (1) Pesos	Applications Pesos	Value as of March 31, 2007 Pesos	Value as of June 30, 2006 Pesos	Value as of March 31, 2006 Pesos
Deducted from assets
Allowance for doubtful accounts	374,830	—	—	(2,471)	372,359	374,830	356,214
Included in liabilities
Non-current law contingencies for pending lawsuits	69,343	240,595	(24,127)	—	285,811	183,893	106,570

Total as of March 31, 2007	(2) 444,173	240,595	(24,127)	(2,471)	658,170

Total as of June 30, 2006	490,542	148,311	(25,000)	(55,130)		(2) 558,723

Total as of March 31, 2006	485,412	52,372	(25,000)	(50,000)			462,784

(1)	Included in Financial Results.
(2)	The difference is generated by the effect of Cactus consolidation reversion as of March 31, 2007.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Cost of Production

For the nine-month periods ended March 31, 2007 and 2006

(Notes 1, 2, and 3)

Schedule F.2

	Crops		Beef cattle		Milk		Total
	March 31, 2007 Pesos	March 31, 2006 Pesos	March 31, 2007 Pesos	March 31, 2006 Pesos	March 31, 2007 Pesos	March 31, 2006 Pesos	March 31, 2007 Pesos		March 31, 2006 Pesos
Inventories at the beginning of the period
Beef cattle	—	—	—	—	9,389,631	6,823,744	9,389,631		6,823,744
Unharvested crops	1,662,592	826,336	—	—	—	—	1,662,592		826,336
Seeds and fodder	—	—	168,766	172,941	123,568	17,653	292,334		190,594
Materials and others	4,142,815	3,768,385	—	4,358	119,865	65,430	4,262,680		3,838,173

	5,805,407	4,594,721	168,766	177,299	9,633,064	6,906,827		15,607,237		11,678,847
Holding gain (loss)	—	—	—	—	(2,105)	375,173		(2,105)		375,173
Holding gain—Crops	941,124							941,124
Gain (loss) on commodities market
Transfer of inventories to expenses			964,412	268,229				964,412		268,229
Production			504,930		741,024			1,245,954
Transfer of unharvested crops to expenses	(16,878,052)	(12,003,717)	(989,989)	(204,789)	(927,062)	(1,018,566)		(18,795,103)		(13,227,072)
Recovery of inventories						(317,795)				(317,795)
Purchases	42,178,739	27,144,125	851,604	476,131	2,480,584	3,138,055		45,510,927		30,758,311
Operating expenses (Schedule H)	21,236,013	14,946,376	11,407,999	12,775,895	3,822,523	3,571,080		36,466,535		31,293,351
Less:
Inventories at the end of the period
Beef cattle					(10,014,349)	(9,127,509)	(10,014,349)		(9,127,509)
Crops
Unharvested crops	(27,822,308)	(18,025,519)					(27,822,308)		(18,025,519)
Seeds and fodder			(1,930,511)	(174,511)	(659,538)	(100,004)	(2,590,049)		(274,515)
Materials and others	(4,474,347)	(2,870,224)	(523,580)	(35,124)	(187,811)	(104,259)	(5,185,738)	(45,612,444)	(3,009,607)	(30,437,150)

Cost of Production	20,986,576	13,785,762	10,453,631	13,283,130	4,886,330	3,323,002		36,326,537		30,391,894

23

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Cost of Sales

For the nine-month periods ended March 31, 2007 and 2006

(Notes 1, 2, and 3)

Schedule F.1

	Crops		Beef cattle		Milk		Feed Lot		Others		Total
	March 31, 2007 Pesos	March 31, 2006 Pesos	March 31, 2007 Pesos	March 31, 2006 Pesos	March 31, 2007 Pesos	March 31, 2006 Pesos	March 31, 2007 Pesos	March 31, 2006 Pesos	March 31, 2007 Pesos	March 31, 2006 Pesos	March 31, 2007 Pesos		March 31, 2006 Pesos
Inventories at the beginning of the period

Beef cattle	—	—	64,236,404	61,552,248	—	—	—	—	—	—	64,236,404		61,552,248

Crops	10,550,495	24,930,778	—	—	—	—	—	—	—	—	10,550,495		24,930,778

Seeds and fodder	478,313	128,575	—	—	—	—	—	—	—	—	478,313		128,575

Materials and others	—	—	—	—	—	—	150,085	155,791	273,377	623,879	423,462		779,670

	11,028,808	25,059,353	64,236,404	61,552,248	—	—	150,085	155,791	273,377	623,879		75,688,674		87,391,271

Holding gain - Beef Cattle	—	—	1,303,265	1,914,483	—	—	62,083	6,572	35,127	—		1,400,475		1,921,055

Holding gain - Crops	1,190,284	3,131,628			—	—	—	—	11,132	—		1,201,416		3.131,628

Production	30,352,384	15,098,936	17,268,886	17,035,525	6,668,677	5,862,005	—	—		55,122		54,289,947		38,051,588

Gain (loss) on commodities market	1,776,102	(438,424)			—	—	39,550	(9,499)		—		1,815,652		(447,923)

Transfer of inventories to expenses	—				—		(964,412)	(791,868)	(89,320)	(77,763)		(1,053,732)		(869,631)
Transfer to fixed assets and inventories	—				—	—	—			(151,928)		—		(151,928)
Transfer of unharvested crops to expenses	(2,337,798)	(3,731,225)	(59,273)	(30,340)	—	—	—		(825,981)	(362,837)		(3,223,052)		(4,124,402)

Recovery of inventories	—			317,795	—	—	—					—		317,795

Purchases	415,832	2,332,392	9,065,131	9,073,914	—	—	3,048,994	1,694,728	2,608,413	698,198		15,138,370		13,799,231

Operating expenses (Schedule H)	—	—		—	—	—	577,038	627,335	2,280,731	1,435,197		2,857,769		2,062,532

Less:
Inventories at the end of the period

Beef cattle	—	—	(70,368,556)	(65,269,557)	—	—	—				(70,368,556)		(65,269,557)

Crops	(23,777,230)	(14,800,090)			—	—	—				(23,777,230)		(14,800,090)

Effect of Catus consolidation reversion			(1,934,541)				(89,472)				(2,024,013)

Seeds and fodder	(365,152)	(20,000)			—	—	—			—	(365,152)		(20,000)

Materials and others	—				—	—	—	(184,435)	(1,496,178)	(167,452)	(1,496,178)	(98,031,129)	(351,887)	(80,441,534)

Cost of Sales	18,283,230	26,632,570	19,511,316	24,594,067	6,668,677	5,862,005	2,823,866	1,498,624	2,797,301	2,052,416		50,084,390		60,639,682

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Foreign currency assets and liabilities

For the nine-month periods ended March 31, 2007 and 2006 and the year ended June 30, 2006

(Notes 1, 2, and 3)

Schedule G

Item	March 31, 2007				June 30, 2006			March 31, 2006
	Type and amount of foreign Currency		Current rate Pesos	Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos
Current Assets
Cash and banks
Cash and banks in Dollars	US$	25,098,740	3.060	76,802,144	US$	7,835,857	23,868,019	US$	2,733,315	8,314,743
Cash and banks in Brazilian Reais	Rs	325	1.412	459	Rs	1,524	1,964	Rs	250	337
Investments:
Mutual funds	US$	992,234	3.060	3,036,236	US$	18,026	54,906	US$	15,324	46,617
Interest of IRSA Convertible Notes 2007	US$	362,667	3.100	1,124,267		—	—		—
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:		—
IRSA Inversiones y Representaciones S.A.	US$	12,000,000	3.100	37,199,999	US$	125,333	386,779	US$	844,953	2,604,146
Deposits in foreign banks	US$			—	US$		59,192 180,298	US$		78,490 238,766
Trade accounts receivable:
Trade accounts receivable	US$	633,470	3.060	1,938,419	US$	14,768	44,982	US$	59,662	181,491
Other receivables:
Secured by mortgages	US$	1,006,894	3.060	3,081,097	US$	1,148,224	3,497,490	US$	1,032,619	3,141,226
Guarantee deposits	US$	1,027,018	3.060	3,142,675	US$	475,302	1,447,771	US$	514,216	1,564,245
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A.	US$	2,107	3.100	6,532	US$	4,140	12,775		3,184	9,814
IRSA Inversiones y Representaciones S.A.	US$	26,587	3.100	82,419	US$	—	—		—
Others	US$	20,000	3.100	62,000	US$	20,698	63,875		15,922	49,071
Non current assets
Other receivables
Secured by mortgages	US$	1,859,496	3.060	5,690,057	US$	2,713,488	8,265,284	US$	2,713,488	8,254,430
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Alto Palermo S.A.	US$	91,660	3.100	284,147	US$	189,470	584,704		222,906	686,996
IRSA Inversiones y Representaciones S.A.	US$	21,269	3.100	65,935	US$	48,721	150,353		57,319	176,656
Others	US$	11,654	3.100	36,126	US$	27,067	83,529		31,844	98,142
Investments:
IRSA Convertible Notes 2007		—
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.		—			US$	12,000,000	37,031,999	US$	27,958,010	86,166,588

Total US$	US$	43,153,796		132,552,053	US$	24,680,286	75,672,764	US$	36,281,252	111,532,931

Total Rs	Rs	325		459	Rs	1,524	1,964	Rs	250	337

Total Assets				132,552,512			75,674,728

US$: US Dollars

Rs: Brazilian Reais

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Foreign currency assets and liabilities

For the nine-month periods ended March 31, 2007 and 2006 and the year ended June 30,2006

(Notes 1, 2, and 3)

Schedule G (Cont.)

Item	March 31, 2007				June 30, 2006			March 31, 2006
	Type and amount of foreign currency		Current exchange rate Pesos	Amount in Local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos	Type and amount of foreign Currency		Amount in local currency Pesos
Current liabilities
Trade accounts payable:
Suppliers	US$	4,320,868	3.100	13,394,691	US$	3,558,082	10,980,242	US$	3,181,983	9,806,871
Interest to be accrued	US$	—	3.100	—	US$	(36,573)	(112,863)	US$	(88,335)	(272,250)
Accrual for other expenses	US$	158,054	3.100	489,967	US$	862,487	2,661,634	US$	1,373,600	4,233,435
Loans:
Local banks	US$	4,873,137	3.100	15,106,725	US$	4,399,210	13,575,961		4,347,470	13,398,902
Interest of Convertible Notes 2007	US$	91,704	3.100	284,281	US$	107,641	332,179	US$	519,918	1,602,388
Convertible Notes 2007	US$	3,034,311	3.100	9,406,364		—	—
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders	US$	—	3.100	—	US$	156,508	482,985	US$	556,779	1,715,992
Directors	US$	34,615	3.100	107,308	US$	351	1,083	US$	1,016	3,130

Non-current liabilities
Trade accounts payable:
Accrual for other expenses	US$	126,690	3.100	392,740	US$	270,671	835,292		318,437	981,422
Loans:
Foreign banks	US$	8,000,000	3.100	24,800,000	US$	6,600,000	20,367,600
Convertible Notes 2007	US$	—	3.100	—	US$	10,306,022	31,804,384	US$	17,203,932	53,022,519
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders	US$	—	3.100	—	US$	14,984,838	46,243,210	US$	18,422,078	56,776,844
Directors	US$	—	3.100	—	US$	33,600	103,690	US$	33,600	103,555

Total Liabilities	US$	20,639,379		63,982,076	US$	41,242,837	127,275,397	US$	45,870,478	141,372,808

US$: US Dollars

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Information in Compliance with Section 64, subsection B of Law No. 19,550

For the nine-month periods ended March 31, 2007 and 2006

(Notes 1, 2, and 3)

Schedule H

	Total March 31, 2007 Pesos	Operating Expenses						Expenses		Total March 31, 2006 Pesos
Items		Total Pesos	Crops Pesos	Beef cattle Pesos	Milk Pesos	Feed Lot Pesos	Others Pesos	Selling Pesos	Administrative Pesos
Directors´ fees	289,897	—	—	—	—	—	—	—	289,897	185,724
Fees and payments for services	4,920,212	664,963	192,396	267,484	113,658	—	91,425	—	4,255,249	1,958,020
Salaries and wages	8,977,978	5,312,498	1,622,181	1,753,590	549,227	—	1,387,500	171,449	3,494,031	5,862,710
Social security taxes	2,218,454	944,183	481,054	365,591	82,296	—	15,242	—	1,274,271	1,044,586
Taxes, rates and contributions	1,134,140	553,302	395,188	111,434	36,397	—	10,283	11,766	569,072	626,223
Gross sales taxes	418,772	—	—	—	—	—	—	418,772	—	479,577
Office and administrative expenses	1,169,801	224,375	—	—	—	—	224,375	2,495	942,931	803,128
Bank commissions and expenses	49,962	41,276	9,506	8,657	694	—	22,419	—	8,686	26,579
Depreciation of fixed assets (4)	3,276,376	2,930,675	1,506,062	881,569	321,067	125,945	96,032	—	345,701	3,515,509
Vehicle and traveling expenses	600,432	465,407	168,148	171,995	21,169	—	104,095	40,404	94,621	621,144
Spare parts and repairs	1,991,011	1,969,778	912,744	803,922	155,515	—	97,597	1,539	19,694	1,315,555
Insurance	244,769	201,226	102,028	70,067	7,071	—	22,060	—	43,543	207,347
Benefits to Employees	511,993	339,508	90,950	171,711	40,955	—	35,892	—	172,485	296,991
Beef cattle expenses (1)	7,272,555	6,664,285	—	6,664,285	—	—	—	608,270	—	9,925,274
Dairy farm expenses (2)	2,494,001	2,482,749	—	—	2,482,749	—	—	11,252	—	2,264,870
Agricultural expenses (3)	17,396,219	15,555,595	15,426,102	—	—	—	129,493	1,840,624	—	15,554,087
Feed lot expenses	451,093	451,093	—	—	—	451,093	—	—	—	413,478
Silo expenses	60,772	44,336	44,336	—	—	—	—	16,436	—	24,950
Coal expenses	—	—	—	—	—	—	—	—	—	202
ACER expenses	—	—	—	—	—	—	—	—	—	21,649
FyO expenses	59,721	7,500	—	—	—	—	7,500	52,221	—	61,391
General expenses	539,348	471,555	285,318	137,694	11,725	—	36,818	30,152	37,641	515,581

Total at March 31, 2007	54,077,506	39,324,304	21,236,013	11,407,999	3,822,523	577,038	2,280,731	3,205,380	11,547,822

Total at March 31, 2006		33,355,883	14,946,376	12,775,895	3,571,080	627,335	1,435,197	6,023,312	6,348,710	45,724,575

(1)	Includes cattle food and additives, lodging, animal health and others.
(2)	Includes cattle food and additives, animal health and others.
(3)	Includes seeds, agrochemicals, irrigation, services hired, leases and others.
(4)	The difference between this amount and current depreciation shown in Schedule A (Ps. 125,945) is generated by the effect of Cactus consolidation reversion as of March 31, 2007.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Balance Sheet as of March 31, 2007 and 2006 and June 30, 2006

	March, 31 2007 (Notes 1 and 2) Pesos	June 30, 2006 (Notes 1 and 2) Pesos	March, 31 2006 (Notes 1 and 2) Pesos		March, 31 2007 (Notes 1 and 2) Pesos	June 30, 2006 (Notes 1 and 2) Pesos	March, 31 2006 (Notes 1 and 2) Pesos
ASSETS				LIABILITIES
Current Assets				Current Liabilities
Cash and banks (Note 8.a.)	80,863,031	24,600,563	9,101,296	Debts:
Investments (Note 8.b.)	42,552,768	4,899,005	7,152,314	Trade accounts payable (Note 8.f.)	31,088,938	23,927,124	21,288,319
Trade accounts receivable (Note 8.c.)	5,707,752	8,449,745	6,472,743	Loans (Note 8.g.)	111,867,701	66,421,573	37,336,082
Other receivables (Note 8.d.)	19,381,082	21,265,678	16,802,356	Salaries and social security payable (Note 8.h.)	2,466,241	1,930,617	1,058,735
Inventories (Note 8.e.)	74,154,168	27,227,281	49,263,569	Taxes payable (Note 8.i.)	6,904,261	2,921,376	1,659,998

Total Current Assets	222,658,801	86,442,272	88,792,278	Other debts (Note 8.j.)	4,139,331	3,284,656	2,653,212

				Total Debts	156,466,472	98,485,346	63,996,346

				Total Current Liabilities	156,466,472	98,485,346	63,996,346

Non-Current Assets
Other receivables (Note 8.d.)	55,772,611	39,575,208	16,530,828	Non-Current Liabilities
Inventories (Note 8.e.)	63,866,830	59,330,235	57,206,925	Trade accounts payable (Note 8.f.)	392,740	835,292	981,422
Investments on controlled and related companies (Note 8.b.)	521,515,299	489,669,438	341,441,146	Loans (Note 8.g.)	24,800,000	98,096,955	109,201,097
Other investments (Note 8.b.)	20,717	37,052,716	86,946,920	Taxes payable (Note 8.i.)	42,182,332	41,874,123	49,600,797
Fixed assets, net (Schedule A)	217,391,261	208,071,858	204,991,842	Provisions (Schedule E)	45,216	69,343	68,243

Intangible assets, net (Schedule B)	21,910,761	21,910,761	—	Total Non-Current Liabilities	67,420,288	140,875,713	159,851,559

Subtotal Non-Current Assets	880,477,479	855,610,216	707,117,661	Total liabilities	223,886,760	239,361,059	223,847,905

Goodwill (Note 8.b.)	(70,189,477)	(76,825,838)	(18,694,399)

Total Non-Current Assets	810,288,002	778,784,378	688,423,262	SHAREHOLDERS’ EQUITY	809,060,043	625,865,591	553,367,635

Total Assets	1,032,946,803	865,226,650	777,215,540	Total Liabilities and Shareholders’ Equity	1,032,946,803	865,226,650	777,215,540

The accompanying notes and schedules are an integral part of the financial statements.

Eduardo S. Elsztain

President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Statement of Income

For the nine-month periods beginning on July 1, 2006 and 2005 and ended March 31, 2007 and 2006

	March 31, 2007 (Notes 1 and 2) Pesos	March 31, 2006 (Notes 1 and 2) Pesos
Production :
Crops	30,857,314	15,098,936
Beef cattle	15,716,310	16,062,122
Milk	7,409,701	5,862,005

Total production	53,983,325	37,023,063

Cost of production (Schedule F.2)
Crops	(21,007,800)	(13,785,762)
Beef cattle	(9,036,041)	(11,267,586)
Milk	(4,886,330)	(3,323,002)

Total cost of production	(34,930,171)	(28,376,350)

Production profit	19,053,154	8,646,713

Sales
Crops	16,894,506	31,649,131
Beef cattle	16,919,602	19,725,313
Milk	6,668,677	5,862,005
Other	3,916,355	2,709,371

Total sales	44,399,140	59,945,820

Cost of sales (Schedule F.1)
Crops	(18,283,230)	(26,632,570)
Beef cattle	(15,872,785)	(19,445,784)
Milk	(6,668,677)	(5,862,005)
Other	(44,338)	(208,143)

Total cost of sale	(40,869,030)	(52,148,502)

Sales profit	3,530,110	7,797,318

Gross profit	22,583,264	16,444,031

Selling expenses (Schedule H)	(2,731,060)	(5,677,277)
Administrative expenses (Schedule H)	(11,109,140)	(5,797,957)
Net gain on sale of farms	—	9,872,997
Holding gain – Beef cattle (Schedules F.1 and F.2)	1,290,256	1,908,341
Holding gain – Crops (Schedules F.1 and F.2)	2,131,408	3,131,628

Operating income	12,164,728	19,881,763

Financial gain (loss):
Generated by assets:
Exchange differences and discounts	(842,082)	10,626,544
Interest income	2,078,673	399,182
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Interest on Notes (Note 7)	2,219,032	6,239,486
Tax on banking debits and credits	(1,118,899)	(1,047,795)
Net gain on sale of bonds	—	—
Holding gain and transactions on security stock	444,032	—
Gain on sale of Negotiable Notes	—	14,872,000
Others	—	1,808,564

Total	2,780,756	32,897,981

Generated by liabilities:
Financial expenses:
Interest on Convertible Notes (Note 7)	(2,537,248)	(6,534,054)
Interest on loans	(7,541,944)	(1,268,724)
Others	(408,984)	(513,521)
Exchange differences and discounts	(121,473)	(9,141,170)

Total	(10,609,649)	(17,457,469)

Other income and expenses, net:
Gains from other fixed assets sales	44,966	29,157
Shareholders’ Personal asset tax and miscellaneous	(2,686,199)	(1,352,988)

	(2,641,233)	(1,323,831)

Income from controlled and related companies	39,626,904	10,360,623
Management fee (Note 5)	(4,079,574)	(2,600,512)

Net Income before income tax	37,241,932	41,758,555

Income tax expense (Note 6)	(525,766)	(18,381,528)

Net income for the period	36,716,166	23,377,027

The accompanying notes and schedules are an integral part of the financial statements.

Eduardo S. Elsztain

President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Statement of Changes in Shareholders’ Equity

For the nine-month periods beginning on July 1, 2006 and 2005 and ended March 31, 2007 and 2006

(Notes 1 and 2)

Items	Shareholders’ contributions				Retained earnings		Unappropiated earnings Pesos	Transitory conversion differences Pesos	Total as of March 31, 2007 Pesos	Total as of March 31, 2006 Pesos
	Capital (Note 3)	Inflation adjustment of Common stock Pesos	Paid-in capital (1) Pesos	Subtotal Pesos	Legal reserve Pesos	New projects reserve Pesos
	Common stock Pesos
Balances at the beginning of the exercise	220,604,549	166,218,124	106,916,990	493,739,663	11,532,537	—	127,243,810	(6,650,419)	625,865,591	523,070,970

Conversion of Notes in common stock (Note 14)	43,829,353	—	25,012,592	68,841,945	—	—	—	—	68,841,945	13,427,766

Exercise of Warrants (Note 14)	44,093,332	—	39,090,328	83,183,660	—	—	—	—	83,183,660	8,649,027

Shareholders meeting held on October 31, 2006:
Legal Reserve	—	—	—	—	1,644,164	—	(1,644,164)	—	—	—
Cash dividends	—	—	—	—	—	—	(5,500,000)	—	(5,500,000)	(10,000,000)
New projects Reserve	—	—	—	—	—	120,099,646	(120,099,646)	—	—	—

Related companies Law No. 19,550 Section 33:
Cactus Argentina S.A.	—	—	1,658,109	1,658,109	—	—	—	—	1,658,109	—
IRSA (Note 15)	—	—	(4,995,191)	(4,995,191)	—	—	—	—	(4,995,191)	(5,157,155)

Transitory conversion differences	—	—	—	—	—	—	—	3,289,763	3,289,763	—

Net income for the period	—	—	—	—	—	—	36,716,166	—	36,716,166	23,377,027

Balances as of March 31, 2007	308,527,234	166,218,124	167,682,828	642,428,186	13,176,701	120,099,646	36,716,166	(3,360,656)	809,060,043

Balances as of March 31, 2006	176,199,596	166,218,124	81,679,817	424,097,537	11,532,537	—	117,737,561	—		553,367,635

(1)	See notes 2.o, 12.c and 15.

The accompanying notes and schedules are an integral part of the financial statements.

Eduardo S. Elsztain

President

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Statement of Cash Flow

For the nine-month periods beginning on July 1, 2006 and 2005 and ended March 31, 2007 and 2006

	March 31, 2007 (Notes 1 and 2) Pesos	March 31, 2006 (Notes 1 and 2) Pesos
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the period	24,655,469	66,248,838
Cash and cash equivalents at the end of the period	83,899,267	9,147,913

Net increase (decrease) in cash and cash equivalents	59,243,798	(57,100,925)

Causes of changes in cash and cash equivalents
Operating activities
Net income for the period	36,716,166	23,377,027
Accrued interest during the period	10,079,192	7,092,959
Income tax	525,766	18,381,528

Adjustments made to reach net cash flow from operating activities
Income from interest in controlled and related companies	(39,626,904)	(10,360,623)
Increase in allowances, provisions and accruals	4,788,722	8,498,343
Depreciation	2,959,823	3,122,307
Holding gain – Inventory	(3,421,664)	(5,039,969)
Financial results	(1,828,740)	(5,185,619)
Gain from sale of permanent investments	—	(14,872,000)
Gain from sale of fixed assets	(44,966)	(9,902,154)

Changes in operating assets and liabilities
Decrease in current investments	4,771,899	5,800,768
Decrease in trade accounts receivable	2,741,993	2,933,657
Increase in other receivables	(4,411,935)	(2,758,460)
Increase in inventories	(48,041,818)	(9,537,904)
Increase (decrease) in social security payable & taxes payable and advances to customers	4,300,952	(25,655,429)
Increase (decrease) in trade accounts payable	5,793,646	(7,783,438)
Dividends collected	1,262,479	988,307
Decrease in other debts	(801,998)	(1,604,227)

Cash flows applied to operating activities	(24,237,387)	(22,504,927)

Investment activities
Increase in non-current investments	(726,805)	(2,223,325)
Increase in related companies loans	(13,189,990)	—
Acquisition and upgrading of fixed assets	(12,319,703)	(48,577,205)
Collections of receivables from sale of fixed assets	3,850,808	5,736,964
Sale of fixed assets	85,443	9,589,200

Cash flows applied to investment activities	(22,300,247)	(35,474,366)

Financing activities
Exercise of Warrants	83,183,660	8,649,027
Dividends paid	(5,500,000)	(10,000,000)
Increase in financial loans	75,086,654	33,455,667
Decrease in financial loans	(44,758,322)	(14,712,326)
Decrease in others liabilities	(2,230,560)	(16,514,000)

Cash flows provided by financing activities	105,781,432	878,368

Net increase (decrease) in cash and cash equivalents	59,243,798	(57,100,925)

Items not involving changes in cash and cash equivalents
Transfer of inventory to fixed assets	—	498,234
Increase in interest in related companies by a decrease in non-current investments	—	15,608,956
Increase in other receivables by sale of fixed assets		8,572,080
Repayment of financial loans through issue of stock by exercise of conversion right	68,841,945	13,427,766
Increase in fixed assets due to an increase in other debts	—	7,160,617
Decrease in other liabilities through a decrease in fixed assets	—	2,055,200

Complementary information
Interest paid	7,005,219	6,534,054
Income tax paid	1,718,759	27,564,661

Eduardo S. Elsztain
President

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements

For the nine-month periods ended March 31, 2007 and 2006

and the year ended June 30, 2006

NOTE 1:	ACCOUNTING STANDARDS

Below is a description of the most relevant accounting standards used by the Company in the preparation of these Financial Statements, which have been applied on a consistent basis from the previous period.

a.	Presentation standards

These financial statements are stated in Argentine Pesos (Ps.), and have been prepared in accordance with the disclosure and valuation accounting standards contained in the Technical Resolutions issued by the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.), as approved, with resolutions issued by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (C.P.C.E.C.A.B.A.) and the Comisión Nacional de Valores (C.N.V.).

b.	Unifying of accounting standards

On July 8, 2004, the F.A.C.P.C.E. and the C.P.C.E.C.A.B.A. entered into an agreement with the purpose of unifying technical standards. The latter council issued Resolution CD 93/05 on August 10, 2005 adopting the accounting standards approved by the former including the changes up to April 1, 2005.

The standards referred to above became effective for annual or interim periods financial statements of years started on January 1, 2006. On the other hand, the C.N.V. has adopted the same standards including certain modifications, and has also established their applicability for the years started as from January 1, 2006 as well.

The changes introduced due to the unifying of accounting standards that have generated significant effects on the Company´s financial statements are:

•

In accordance with the new accounting standards, the Company has decided not to recognize the deferred liabilities generated by the adjustment for inflation on fixed assets and other non-monetary assets. Consequently, additional information on this issue is stated in Note 6.

•	The balance of the “Transitory Convertion Differences” account has to be shown in the statement of changes in stockholders´ equity as from the time the unifying accounting standards became effective.

The financial statements for the nine-month periods ended March 31, 2007 and 2006 have not been audited. The Company´s management estimates that such statements include all adjustments necessary to fairly present the income accounts of each period, which do not necessarily show the proportion of the Company´s profits and losses for the entire periods.

c.	The effects of inflation

The financial statements have been prepared in constant currency units by recognizing the effects of inflation up to August 31, 1995. As from this date and up to December 31, 2001 the restatement of the financial statements has been discontinued due to that period of monetary stability. As from January 1, 2002 and up to March 2003 the effects of inflation were recognized as it was an inflationary period. As from such date, in accordance with Resolution 441

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 1:	(Continued)

issued on April 8, 2003 by the National Securities Commission, the Company discontinued the restatement of its financial statements. This criterion does not agree with the terms of Resolution MD 041/2003 of the Professional Council in Economic Sciences of the City of Buenos Aires (CPCECABA), by which the restatement of financial statements was discontinued as from October 1, 2003. As of March 31, 2007, this change has not generated any significant effect on the Company´s financial statements.

d.	Comparative Information

For comparison purposes, certain reclassifications have been made as of June 30, 2006 and March 31, 2006.

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

a.	Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the fiscal year. Estimates are used when accounting for the allowance for conversion of Convertible Notes into shares of stock, doubtful accounts, investments, depreciation, income taxes, deferred liabilities, transitory conversion differences and provisions for contingencies, accrual for expenses, donations and assets’ recoverable value and classification of the current and non-current assets. Actual results could differ from those estimates.

b.	Local currency assets and liabilities

The local currency assets and liabilities are stated at period-end nominal currency.

c.	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency have been valued at the amount of such currency as of the date of the financial statements, converted at the buying and selling exchange rate, respectively, prevailing at period-end or year-end.

d.	Temporary investments

The units of ownership of common investment funds, the mortgage certificates, nobacs and bonds were valued at quotation value at period-end or year-end net of sales expenses. Temporary investments do not exceed their recoverable value at the date of the financial statements.

e.	Trade accounts receivable and payable

Trade accounts receivable and payable have been valued at their cash price estimated at the time of the transaction, plus interest and implied financial components accrued on the basis of the internal rate of return determined at such time, provided they are significant.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

f.	Credits and loans

Credits and loans have been valued in accordance with the sum of money delivered and/or received, respectively, net of transaction costs, plus financial results accrued on the basis of the rate estimated at such time as of period-end or year-end.

g.	Derivates financial instruments

Futures relate to cereal commitments deliverable at a previously agreed price (see note 4), and Dollars commitments.

Premiums collected or paid correspond to options bought or written and are included in Other receivables.

The assets or liabilities originated in derivatives instruments have been valued at their market value at period-end or year-end (see Note 4).

Differences generated by the application of the above mentioned valuation criteria to assets and liabilities from derivative instruments corresponding to crops and Dollars have been recognized under net income of the fiscal year under Cost of sales and under Financial Results in the Income Statement, respectively.

The comparative information includes transactions with metals.

h.	Other receivables and payables

Other receivables and payables have been valued on the basis of the agreed values plus interest accrued as of the date of these financial statements.

Other receivables and payables in foreign currency have been valued at their amount in such currency at the period-end or year-end closing date, converted to the buyer and seller exchange rate, respectively, prevailing at the period-end or year-end closing date.

i.	Balances with related parties

Receivables and payables with related parties have been valued in accordance with the conditions agreed between the parties involved.

j.	Inventories

1)	Biological Assets (Under development): Breeding and Cattle: have been measured at replacement cost of goods and services needed to obtain similar assets, which does not exceed the net realization value as of each period-end.

Include:

•	Unharvested crops

•	Calves

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

2)	Biological Assets (In production): Cattle: Have been measured at the direct replacement cost of a similar asset, acquired to third parties in the markets in which the Company regularly operates, and do not exceed the net realization value as of each period-end or year-end.

Include:

•	Dairy cattle

•	Breeding cows

3)	Biological Assets (Finished): Cattle: have been measured at their net realization value represented by the respective quotations as of each period-end or year-end in the markets in which the Company regularly operates, net of additional costs generated by marketing.

Include:

•	Steers and heifers

•	Cattle round-up, mares and sheep

4)	Farming Products: Crops: have been measured at net realization value, representing the different quotations as of each period-end in the markets in which the Company regularly operates, net of additional costs generated by marketing.

Include

•	Harvested crops

5)	Non-biological Assets – Raw material: Seeds and various goods: have been measured at reproduction or replacement cost as of each period-end or year-end, which does not exceed the net realization value.

Include:

•	Seeds

•	Agrochemicals

•	Semen – Cattle raising and dairy

•	Food and by-products

•	Packs and bundles

•	Poles

•	Bags and blankets

•	Silos raw materials

Profits arising from production have been determined according to the quantitative and qualitative changes of stock subject to the biologic transformation measured as from the beginning of the year to the closing of these financial statements.

Cattle holding results have been calculated as the price difference of the steer kilogram between stock at beginning and closing of these financial statements.

Production cost of cattle calculated to show production profits and losses are shown in Schedule F.2.

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

Adjustment for valuation of net realization value (V.N.R.) of crops has been calculated as the difference between the production valued at net realization value at the time of harvesting and the value of the same production valued at net realization value as of closing of these financial statements.

The production cost of crop calculated to show production results are shown in Schedule F.2.

Dairy cattle and other purposes not related with direct marketing in the next 12 months were valued at replacement value.

6)	The remaining inventories were valued at replacement value.

The carrying values of inventories, which are determined as discussed above, do not exceed their estimated recoverable values at the end of these financial statements.

k.	Long term investments in other companies

1.	Investments in subsidiaries and affiliates

The investments in subsidiaries and affiliates in which the Company has significant influence have been accounted for under the equity method, as required by Technical Resolution No. 21 of the F.A.C.P.C.E. approved by C.N.V.

Interests in subsidiaries and affiliates as of March 31, 2007 are as follows:

Subsidiaries and affiliates	% Equity interest
Inversiones Ganaderas S.A.	99.99
Agropecuaria Cervera S.A.	90.00
Futuros y Opciones.Com S.A.	70.00
Cactus Argentina S.A. (Note 12.c)	24.00
Agro Uranga S.A.	35.72
IRSA Inversiones y Representaciones S.A.	25.64
BrasilAgro Companhia Brasileira de Propiedades Agrícolas (Note 12.b)	7.40

The Company presents as complementary information the consolidated financial statements as of March 31, 2007 and 2006 with Inversiones Ganaderas S.A., Agropecuaria Cervera S.A. and Futuros y Opciones.Com S.A.

During the thrid quarter the interest in Cactus Argentina S.A. has been reduced from 50% to 24%, due to the inclusion of a new shareholder (please see Note 12.c). Consequently, for the results as of December 12, 2006 and for the comparative information, proportional consolidation of 50% is included.

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

2.	Goodwill

The negative goodwill corresponding to the investment in Inversiones y Representaciones S.A. (IRSA) had been valued at cost restated as of February 28, 2003, and calculated as a difference between the market value of such investment and its equity value at the time of changing the March 2002-valuation method, and in each one of the purchases restated, if any, at that same date (Note 1.c).

Amortization is calculated in accordance with the estimated useful life, which is 20 years and has been classified under Gain from controlled companies and related companies in the statement of income.

Current valuations and economic conditions tend to make less risky any permanent investment opportunity and also help increasing the possibility to obtain significant long-term profits through IRSA shares.

3.	Other Investments

-	Investments in debt securities

IRSA’s Convertible Notes were valued taking into account the face value at period-end or year-end in Dollars, at the sellers’ exchange rate plus interest accrued as of the date of these financial statements.

-	Other investments

The remaining investments correspond to non-listed securities and were valued at their restated cost as of February 28, 2003 (Note 1.c.).

l.	Fixed assets

-	Purchase value

Valued at cost restated applying the coefficients mentioned in Note 1.c., based on the corresponding dates of origin.

-	Depreciation

Calculated by the straight-line method based on the estimated useful lives of the assets as from the month of the fiscal year of addition.

-	Net carrying value

The net carrying value of fixed assets does not exceed their recoverable value at the end of the period or fiscal year.

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

m.	Intangible assets

The amortizations of the right of concession of ACER will be calculated according to the duration of the project (please see Note 12.a), which is 35 year term with an option of 29 additional years. The project´s right of concession will be amortized as from its starting.

n.	Shareholders’ equity

Initial balances have been restated in accordance with the criteria set forth in Note 1.c. Movements for the period and/or year are recorded at their historical values.

o.	Paid-in capital – Related Companies Law No. 19,550 Section 33

Increases or decreases of the equity value of investments in IRSA Inversiones y Representaciones S.A. and Cactus Argentina S.A. generated on the basis of changes in their shareholders´ equity, arising from transactions of shareholders different from the Company and its subsidiaries, were included in this caption as established in Technical Resolution 17 of the F.A.C.P.C.E. and Resolution CD 243/01 of the C.P.C.E.C.A.B.A.

p.	Transitory Conversion Differences – Current translation adjustment

These transitory differences result from the exchange differences shown in the conversion of the financial statements of BrasilAgro from Brazilian Reais to Argentine Pesos.

q.	Results for the period

Charges for assets consumed are calculated considering the values of the assets.

Inventory holding gains or losses are disclosed in one line in the Income Statement and in Schedule F and are calculated as explained in note 2.j.5.

Cost of sales is calculated by inventory difference and the results of cattle, crops and milk productions are disclosed in the Income Statement.

The remaining results for the period represent incurred costs.

The income statement shows the financial gains and losses, discriminating those generated by assets and those generated by liabilities.

r.	Income tax

The Company has recognized the income tax on the basis of the deferred tax liability method, thus considering temporary differences between registration of assets and liabilities for accounting and tax purposes. The principal temporary differences originate in the valuation of beef cattle and the sale and replacement of fixed assets.

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

In order to determine deferred assets and liabilities the tax rate expected to be in effect at the temporary of reversal or use has been applied on the temporary differences identified and tax loss carryforwards, considering the laws enacted as of the date of issuance of these financial statements (35%).

Assets and liabilities generated by the application of the deferred tax method have been valued at face value.

The company determines the tax on minimum presumed income applying the prevailing rate of 1% on computable assets at fiscal year-end. This tax is supplementary to the income tax. The Company’s tax liability for each fiscal year will be the higher of these two taxes.

s.	Tax on minimum presumed income

However, if the tax on minimum presumed income exceeds the income tax in any fiscal year, such excess may be computed as payment on account of the income tax that may be payable in any of the following 10 (ten) fiscal years.

t.	Revenue recognition

Revenue is recognized on sales of products when the customer receives title to the goods, generally upon delivery.

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 3:	COMMON AND TREASURY STOCK

The activity in the Company’s shares during the last three financial years was as follows:

	Authorized Pesos	Subscribed Pesos	Paid in Pesos
Common and treasury stock at June 30, 2003	124,098,095	124,098,095	124,098,095

Incentive Plan (Note 12) - Fiscal Year 2004	332,437	332,437	332,437

Conversion of notes in common stock (Note 13) - Fiscal Year 2004	13,136,577	13,136,577	13,136,577

Exercise of Warrants (Note 13) - Fiscal Year 2004	12,965,710	12,965,710	12,965,710

Incentive Plan (Note 12) - Fiscal Year 2005	240,000	240,000	240,000

Conversion of notes in common stock (Note 13) - Fiscal Year 2005	5,918,871	5,918,871	5,918,871

Exercise of Warrants (Note 13) - Fiscal Year 2005	6,092,889	6,092,889	6,092,889

Conversion of notes in common stock (Note 13) - Fiscal Year 2006-	29,151,389	29,151,389	29,151,389

Exercise of Warrants (Note 13) - Fiscal Year 2006	28,668,581	28,668,581	28,668,581

Conversion of notes in common stock (Note 13) - Fiscal Year 2007-	43,829,353	43,829,353	43,829,353

Exercise of Warrants (Note 13) - Fiscal Year 2007	44,093,332	44,093,332	44,093,332

Common and treasury stock at March 31, 2007	308,527,234	308,527,234	308,527,234

As of March 31, 2007, the capital authorized to be publicly offered is formed of 308,527,234 common, book-entry shares of Ps.1 par value each and entitled to one vote per share, all of which were outstanding.

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 4:	DERIVATIVE FINANCIAL INSTRUMENTS

At March 31, 2007 the Company had arranged futures and options on the Futures Market as follows:

Cereal	Tons	Margins Pesos	Premium paid or (collected) Pesos	Premium at fair value Pesos	Gain (loss) for valuation at fair value Pesos
Futures
Purchase
Corn	4,445				(2,677)
Soybean	13,600				(619,300)
US$					732,528	(a	)

Sell
Corn	20,700	443,394			(951,660)
Soybean	29,420	817,020			(1,177,436)
Wheat	500	10,710			(5,539)
US$					(27,126)	(b	)

Options
Purchase Call
Corn	29,210		1,110,780	359,722	(751,058)
Wheat	12,700		137,700	139,605	1,905

Sell Call
Corn	35,560		(491,513)	(195,638)	295,875
Soybean	24,800	18,482	(614,142)	(750,598)	(136,456)
Wheat	17,680		(411,570)	(232,429)	179,141

Purchase Put
Corn	12,700		99,450	305,984	206,534
Soybean	6,800		336,600	318,252	(18,348)
Wheat	4,080		169,830	216,755	46,925

Sell Put
Corn	29,210		(382,118)	(875,114)	(492,996)
Soybean	23,100		(324,819)	(360,174)	(35,355)
Wheat	17,680		(273,870)	(724,429)	(450,559)

Total	282,185	1,289,606	(643,672)	(1,798,064)	(3,205,602)

(a)	Corresponds to a future of sell of 10,513,683 Dollars composed of: (I) US$ 5,108,210 and US$ 3,405,473 with Bank Río de la Plata due on 06/01/2007 and 06/05/2007 respectively; and (II) US$ 2,000,000 with Bank MBA due on 05/31/2007. The gains generated as of March 31, 2007 are shown within financial results of the income statement.
(b)	Corresponds to a future of purchase of 4,000,000 Dollars composed of: (I) US$ 1,000,000 with Bank Río de la Plata due on 05/31/2007; (II) US$ 2,000,000 with Bank Boston due on 05/31/2007; and (III) US$ 1,000,000 with Bank MBA due on 05/31/2007. The losses generated as of March 31, 2007 are shown within financial results of the income statement.

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 4:	(Continued)

Crops: As of march 31, 2007 and 2006 the Company recognized a loss of Ps. 1,776,102 and gains of Ps. 438,424, respectively, to reflect the closing of the transactions carried out during those periods. These results are disclosed under the cost of sales of crops in a line of Schedule F.

At March 31, 2006 the Company had arranged futures and options on the Futures Market as follows:

Cereal	Tons	Margins Pesos	Premium paid or (collected) Pesos	Premium at fair value Pesos	Gain (loss) for valuation at fair value Pesos
Future
Purchase
Corn	14,700	34,070			298,518

Sell
Corn	2,924	25,553			(24,776)
Soybean	6,600	200,772			12,016
Wheat	1,700	36,200			2,434
US$					5,554 (a)

Options
Purchase Cell
Corn	6,350		106,470	65,590	(40,880)
Soybean	2,040		9,240	6,271	(2,969)
Wheat	6,800		153,621	98,809	(54,812)

Sell Call
Corn	11,430		(97,724)	(130,609)	(32,885)
Soybean	16,120	26,316	(393,361)	(188,243)	205,118
Wheat	6,800		(86,697)	(49,405)	37,292

Purchase Put
Corn	17,780		102,287	51,711	(50,576)
Soybean	25,980	(2,087)	818,024	635,145	(182,879)

Sell Put
Corn	6,350		(17,111)	(3,802)	13,309
Wheat	6,800		(94,302)	(106,410)	(12,108)

Total	132,374	320,824	500,447	379,057	172,356

(a)	It means US$ 5,048,886 and the gain generate as of March 31, 2006 was included in finatial result.

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 5:	MANAGEMENT AGREEMENT

The Company signed a management agreement with Dolphin Fund Management S.A. (formerly called Consultores Asset Management S.A.), for consulting in relation to livestock and farming activities serving as an intermediary in transactions and investment consulting in relation to security investments.

In exchange for its services, such company will receive a payment equivalent to 10% of the net income resulting from the annual or the special financial statements.

Since certain directors of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria are also executive directors and shareholders of Dolphin Fund Management S,A,, the above-mentioned agreement was approved by the Extraordinary Shareholders´ Meeting held on October 25, 1994, in compliance with Section No. 271 of Law No. 19,550.

On November 2003, Dolphin Fund Management S.A. was divided into two companies: Consultores Asset Management S.A. and Dolphin Fund Management S.A. As from that moment the management contract is held by Consultores Asset Management S.A.

The financial statements as of March 31, 2007 and 2006 include a charge in the Statement of Income of Ps. 4,079,574 and Ps. 2,600,512 and an accrual of Ps. 4,079,574 and Ps. 2,600,512 respectively.

NOTE 6:	INCOME TAX – DEFERRED TAX

The following tables show the evolution and composition of deferred tax Assets and Liabilities.

-	Deferred assets as of March 31, 2007:

	Cumulative tax loss carryforwards		Other	TOTAL
Initial Balance	1,893,068		145,436	2,038,504
Gain (Loss) Recognized	1,268,143	(1)	(108,141)	1,160,002
Closing Balance	3,161,211		37,295	3,198,506

(1)	The tax losses carryforward is conformed by Ps. 1,280,342 for the current year and an adjustment of the previous year for differences between accrual and tax return for (Ps. 12,199).

-	Deferred liabilities as of March 31, 2007:

	Fixed Assets	Inventories	Investments	Accruals	TOTAL
Initial Balance	(27,120,281)	(16,237,592)	—	(554,754)	(43,912,627)
Gain (Loss) Recognized	54,228	(2,004,031)	(32)	481,624	(1,468,211)
Closing Balance	(27,066,053)	(18,241,623)	(32)	(73,130)	(45,380,838)

As of March 31, 2007, net liabilities at period-end as per the information included in the preceding tables amount to Ps. 42,182,332.

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 6:	(Continued)

As mentioned in Note 1.b the Company has decided not to recognize the deferred liabilities generated by the inflation adjustment on fixed assets and other non-monetary assets, which as of closing of the current period is Ps. 16,225,788. It is estimated that this liability will end up according to the detail that follows:

Term	TOTAL
1 year	152,162
2 years	106,540
3 years	99,344
over 3 years	1,530,589
no term	14,337,153
Total	16,225,788

Below there is a conciliation between the income tax recognized and that which would result from applying the prevailing tax rate on the Net Income for accounting purposes:

Description	March 31, 2007	March 31, 2006
Net Income before income tax	37,241,932	41,758,555
Tax rate	35%	35%
Net income at tax rates:	13,034,676	14,615,494
Permanent differences at tax rate:
Restatement into constant currency	188,100	1,583,160
Conversion of Notes in common stock		5,419,175
Donations	2,404	7,827
Loss from controlled and related companies	(13,869,416)	(3,626,218)
Personal asset tax	940,170	467,200
Miscellaneous permanent differences	229,831	(85,110)
Income tax	525,765	18,381,528

During this period the Income tax rate was 35%. Cumulative tax loss carryforwards recorded by the Company pending utilization at period-end amount to approximately Ps. 3,161,211 and may be offset against taxable income of future periods, as follows:

Origination year	Amount	Expiration Year
2003	1,718,015	2008
2005	162,854	2010
2007	1,280,342	2012

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 6:	(Continued)

-	Deferred assets as of March 31, 2006:

	Cumulative tax loss carryforwards	Others	TOTAL
Initial Balance	2,367,216	494,355	2,861,571

Gain (Loss) Recognized	(364,410)	(454,795)	(819,205)

Closing Balance	2,002,806	39,560	2,042,366

-	Deferred liabilities as of March 31, 2006:

	Fixed Assets	Inventories	Investments	Accruals	Others	TOTAL
Initial Balance	(22,615,009)	(14,240,940)	(2,730,064)	(1,271,064)	9,282	(40,847,795)

Gain (Loss) Recognized	(4,575,451)	(517,132)	(5,419,220)	(283,566)	—	(10,795,368)

Closing Balance	(27,190,460)	(14,758,072)	(8,149,284)	(1,554,630)	9,282	(51,643,163)

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 7:	BALANCES AND RESULTS WITH SUBSIDIARIES, RELATED COMPANIES LAW No. 19,550 SECTION 33 AND RELATED PARTIES:

a. Balances at March 31, 2007 and 2006 and June 30, 2006 with Subsidiaries, related companies and related parties:

	March 31, 2007 Pesos	June 30, 2006 Pesos	March 31, 2006 Pesos
IRSA Inversiones y Representaciones S.A.(3)
Current Investments
-Interest of Convertible Notes 2007-IRSA (US$)	1,124,267	386,779	999,287
-Convertible Notes 2007-IRSA (US$)	37,199,999	—	—
Non-Current Investments
-Convertible Notes 2007-IRSA (US$)	—	37,031,999	99,928,688
Current other receivables	82,419	—	1,331
Non-Current other receivables	65,935	150,353	176,656
Current Trade accounts payable	284,083	34,127	—

Inversiones Ganaderas S.A.(1)
Current Trade accounts receivable	—	38,990	—
Non-Current other receivables	1,404,360	1,290,553	1,257,743
Current trade accounts payable	45,809	—	147,642

Futuros y opciones.Com S.A.(1)
Current Trade accounts receivable	259,665	1,141,179	757,729
Current Other receivables	23,603	23,603	23,603

Cactus Argentina S.A.(3)
Current Trade accounts receivable		—	38,921
Current Other receivables	4,159,990	383,303	370,781
Non-Current other receivables	6,532	16,706	19,628
Current Trade accounts payable	92,425	962,706	415,222

Agro-Uranga S.A.(3)
Current Other receivables	601,684	39,993	160,609

Fundación IRSA (4)
Current Trade accounts payable	2,200,000	2,200,000	1,900,000

Inversora Bolívar (4)
Current Trade accounts payable	25,776	42,092	105,180

Alto Palermo S.A.(4)
Non-Current other receivables	284,147	584,704	686,996
Current Trade accounts payable	634,946	35,620	60,409

Alto City.Com S.A.(4)
Current Trade accounts receivable	154	—	—
Current Trade accounts payable	—	298	900

Brasil Agro-Compahía Brasileira de Propiedades Agricolas(4)
Current other receivables	30,537	559,088	—

Agropecuaria Cervera S.A.(4)
Current trade accounts receivable	7,956	—	—
Current other receivables	—	5,512	14,398
Non-Current other receivables	12,093,299	2,501,462	364,917

Consultores Asset Management S.A.(4)
Management Fees	4,079,574	3,073,949	2,600,512

Credits to employees (4)
Current credits to Senior management, directors and staff of the company	107,714	83,385	71,942

Estudio Zang, Bergel & Viñes (4)
Current Trade accounts payable	205,909	45,262	163,592

(1)	Controlled company
(3)	Related company
(4)	Related party

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 7:	BALANCES AND RESULTS WITH SUBSIDIARIES, RELATED COMPANIES LAW No. 19,550 SECTION 33 AND RELATED PARTIES (Continued):

a. Balances as of March 31, 2007 and 2006 and June 30, 2006 with Subsidiaries, related companies and related parties (Continued):

	March 31, 2007 Pesos	June 30, 2006 Pesos	March 31, 2006 Pesos
Directors (4)
Current Loans
Convertible Notes 2007 (Schedule G) Directors	104,160	—	—
Convertible Notes 2007 Interest payable (Schedule G) Directors	3,148	1,083	3,130
Non-Current Loans
Convertible Notes 2007 (Schedule G) Directors	—	103,690	103,555
Other current debts	59,757	46,800	32,400

Shareholders (2)
Current Loans
Convertible Notes 2007 Interest payable (Schedule G) Shareholders	—	482,985	1,715,992
Non-Current Loans
Convertible Notes 2007 (Schedule G) Shareholders	—	46,243,210	56,776,844

(2)	Shareholder
(4)	Related party

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 7:	BALANCES AND RESULTS WITH SUBSIDIARIES, RELATED COMPANIES LAW No. 19,550 SECTION 33 AND RELATED PARTIES (Continued):

b. Gain and losses provided by Subsidiaries, related companies and related parties corresponding to the periods ended at March 31, 2007 and 2006,

Subsidiaries, related companies Law No, 19,550 Section 33 and related parties:	Year	Sales and Fees for shared services	Interest paid	Salaries	Fees	Livestock expenses	Interest income	Administrative services	Others
Shareholders	2007	—	(1,724,804)	—	—	—	—	—	—
	2006	—	(3,375,552)	—	—	—	—	—	—
Agro-Uranga S.A.	2007	—	—	—	—	—	—	—
	2006	—	—	—	—	—	—	—	28,001
Alto Palermo S.A.	2007	(1,305,291)	—	—	—	—	—	—	—
	2006	(464,856)	—	—	—	—	—	—	—
Alto City S.A.	2007	5,987	—	—	—	—	—	—	—
	2006	—	—	—	—	—	—	—	—
Cactus Argentina S.A.	2007	—	—	—	—	(2,148,065)	15,730	119,600	(45,553)
	2006	—	—	—	—	(2,048,973)	22,134	100,640	6,659
Directors	2007	—	(27,788)	(294,278)	(289,897)	—	—	—	—
	2006	—	(6,157)	(2,458,174)	(185,724)	—	—	—	—
Estudio Zang, Bergel & Viñes	2007	—	—	—	(205,909)	—	—	—	—
	2006	—	—	—	(201,212)	—	—	—	—
Futuros y opciones.Com S.A.	2007	—	—	—	—	—	—	123,300	(21,223)
	2006	—	—	—	—	—	—	123,300	(75,048)
Inversiones Ganaderas S.A.	2007	—	—	—	—	—	100,025	6,634	(883,049)
	2006	—	(121,134)	—	—	—	28,549	52,497	(119,194)
Agropecuaria Cervera S.A.	2007	—	—	—	—	—	561,837	—	6,845
	2006	—	—	—	—	—	—	—	—
Inversora Bolívar S.A.	2007	—	—	—	—	—	—	—	(101,623)
	2006	—	—	—	—	—	—	—	(79,569)
IRSA Inversiones y Representaciones S.A.	2007	(230,829)	—	—	—	—	2,219,032	—	—
	2006	(18,640)	—	—	—	—	6,239,486	—	—
Credits to employees	2007	—	—	—	—	—	(5,786)	—	—
	2006	—	—	—	—	—	3,038	—	—

Total 2007		(1,530,133)	(1,752,592)	(294,278)	(495,806)	(2,148.065)	2,890,838	249,534	(1,044,963)

Total 2006		(483,496)	(3,502,843)	(2,458,174)	(386,936)	(2,048,973)	6,293,207	276,437	(239,151)

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8:	Details of balance sheet and income statement accounts

a.	Cash and banks

	March 31, 2007 Pesos	June 30, 2006 Pesos	March 31, 2006 Pesos
Cash	77,859	39,334	50,806
Foreign currency (Schedule G)	5,465	91,649	88,912
Local currency checking account	3,871,787	482,584	439,391
Foreign currency checking account (Schedule G)	76,789,252	23,728,848	8,182,807
Local currency saving account	75,869	106,504	28,197
Foreign currency saving account (Schedule G)	7,886	6,367	6,357
Checks to be deposited	34,913	145,277	304,826

	80,863,031	24,600,563	9,101,296

b.	Investments and Goodwill

	March 31, 2007 Pesos	June 30, 2006 Pesos	March 31, 2006 Pesos
Investment
Investment (Schedule C and G)	42,552,768	4,899,005	7,152,314

	42,552,768	4,889,005	7,152,314

Investment
Investment on controlled and related companies (Notes 12 and 15 and Schedule C)	521,515,229	489,669,438	341,441,146

	521,515,229	489,669,438	341,441,146

Other investments
Other investments (Schedules C and G)	20,717	37,052,716	86,946,920

	20,717	37,052,716	86,946,920

Goodwill
Goodwill (Schedule C)	(70,189,477)	(76,825,838)	(18,694,399)

	(70,189,477)	(76,825,838)	(18,694,399)

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8:	(Continued)

c.	Trade accounts receivable

	March 31, 2007 Pesos	June 30, 2006 Pesos	March 31, 2006 Pesos
Current
Accounts receivable in local currency	4,003,451	7,641,236	5,870,446
Less:
Allowance for doubtful accounts (Schedule E)	(372,359)	(374,830)	(356,214)
Accounts receivable in foreign currency (Schedule G)	1,808,885	3,170	161,861
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversiones Ganaderas S.A.	—	38,990	—
Futuros y Opciones.Com S.A.	259,665	1,141,179	757,729
Cactus Argentina S.A.	—	—	38,921
Agropecuaria Cervera S.A.	7,956	—	—
Alto cIty.Com S.A.	154	—	—

	5,707,752	8,449,745	6,472,743

d.	Other receivables

	March 31, 2007 Pesos	June 30, 2006 Pesos	March 31, 2006 Pesos
Current

Prepaid leases	718,365	8,836,242	125,465
Income tax credit and advances (net of accrual for income tax)	3,965,415	3,880,156	7,425,960
Guarantee deposits and premiums (Schedule G)	3,142,675	1,434,978	1,557,857
Secured by mortgage (Schedule G)	3,081,097	3,497,490	3,141,226
Prepaid expenses	116,095	298,282	649,087
Tax prepayments (net of accruals)	2,471,191	2,023,789	2,951,166
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A. (Schedule G)	4,159,990	383,303	370,781
Futuros y Opciones.Com S.A.	23,603	23,603	23,603
Agropecuaria Cervera S.A.	—	5,512	14,398
IRSA Inversiones y Representaciones S.A. (Schedule G)	82,419	—	1,331
Agro-Uranga S.A.	601,684	39,993	160,609
BrasilAgro Companhia Brasileira de Propiedades Agrícolas	30,537	559,088	—
Credits to employees	107,714	83,385	71,942
Directors	—		10,940
Others (Schedule G)	880,297	199,857	297,991

	19,381,082	21,265,678	16,802,356

Non-current
Secured by mortgage (Schedule G)	5,690,057	8,265,284	8,254,430
Income tax prepayments, VAT and others	30,344,349	24,351,881	5,672,316
Tax on minimum presumed income	5,847,627	2,316,812	—
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversiones Ganaderas S.A.	1,404,360	1,290,553	1,257,743
Cactus Argentina S.A.	6,532	16,706	19,628
Agropecuaria Cervera S.A	12,093,299	2,501,462	364,917
Alto Palermo S.A. (Schedule G)	284,147	584,704	686,996
IRSA Inversiones y representaciones S.A (Schedule G)	65,935	150,353	176,656
Prepaid leases	179	13,924	—
Others (Schedule G)	36,126	83,529	98,142

	55,772,611	39,575,208	16,530,828

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8:	(Continued)

e.	Inventories

	March 31, 2007 Pesos	June 30, 2006 Pesos	March 31, 2006 Pesos
Current
Livestock	13,545,481	9,505,196	12,445,288
Crops	23,777,230	10,550,495	14,800,090
Unharvested crops	27,822,308	1,662,592	18,025,519
Seeds and fodder	2,955,201	770,647	294,515
Materials and others	5,987,967	4,389,704	3,074,943
Advances to suppliers	65,981	348,647	623,214

	74,154,168	27,227,281	49,263,569

Non-Current
Livestock	63,866,830	59,330,235	57,206,925

	63,866,830	59,330,235	57,206,925

f.	Trade accounts payable

	March 31, 2007 Pesos	June 30, 2006 Pesos	March 31, 2006 Pesos
Current
Suppliers in local currency	1,531,486	4,767,504	3,972,974
Suppliers in foreign currency (Schedule G Note 11) (1)	13,236,620	10,913,582	9,777,918
Interest to be accrued (2) (Schedule G)	—	(112,863)	(272,250)
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversora Bolívar S.A.	25,776	42,092	105,180
Alto Palermo S.A.	634,946	35,620	60,409
Inversiones Ganaderas S.A.	45,809	—	147,642
Alto City.Com S.A.	—	298	900
IRSA Inversiones y Representaciones S.A.	284,083	34,127	—
Cactus Argentina S.A.	92,425	962,706	415,222
Estudio Zang, Bergel & Viñes	205,909	45,262	163,592
Fundación IRSA	2,200,000	2,200,000	1,900,000
Accrual for other expenses (Schedule G)	9,580,066	4,993,069	4,363,952
Accrual for cereal expenses	3,251,818	45,727	652,780

	31,088,938	23,927,124	21,288,319

Non-Current
Accrual for other expenses (Schedule G)	392,740	835,292	981,422

	392,740	835,292	981,422

(1)	Includes as of March 31, 2007 US$ 1,449,726 for the acquisition of farm “San Pedro”, corresponding to suppliers in foreign currency secured by mortgage. See note 11.
(2)	Corresponds to the liability mentioned in (1).

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8:	(Continued)

g.	Loans

Current	March 31, 2007 Pesos	June 30, 2006 Pesos	March 31, 2006 Pesos

Local financial loans (Note 17)	102,092,963	65,605,326	34,014,572
Convertible Notes 2007 (Schedule G)	9,406,364	—	—
Convertible Notes 2007 -Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Directors	104,160	—	—
Convertible Notes 2007 expenses	(23,215)	—	—
Convertible Notes 2007 Interest payable (Schedule G)	284,281	332,179	1,602,388
Convertible Notes 2007 Interest payable - Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders	—	482,985	1,715,992
Directors	3,148	1,083	3,130

	111,867,701	66,421,573	37,336,082

Non-Current
Foreign Financial Loans (Notes 17 and 19 and Schedule G)	24,800,000	20,367,600	—
Convertible Notes 2007 (Schedule G)	—	31,804,384	53,022,519
Convertible Notes 2007 - Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders	—	46,243,210	56,776,844
Directors	—	103,690	103,555
Convertible Notes 2007 expenses	—	(421,929)	(701,821)

	24,800,000	98,096,955	109,201,097

h.	Salaries and social security payable

Current	March 31, 2007 Pesos	June 30, 2006 Pesos	March 31, 2006 Pesos

Accrual for vacation and statutory annual bonus	2,450,587	1,653,322	912,933
Social security taxes payable	—	210,397	115,335
Salaries payable	—	36,479	13,205
Health care payable	15,346	20,371	11,777
Others	308	10,048	5,485

	2,466,241	1,930,617	1,058,735

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8:	(Continued)

i.	Taxes payable

	March 31, 2007 Pesos	June 30, 2006 Pesos	March 31, 2006 Pesos
Current
Accrual for income tax	—	15,346	—
Tax on minimum presumed income (Note 2.s.)	3,904,810	2,316,812	—
Property tax payable	176,230	228,778	213,307
Taxes withheld for income tax	108,637	109,980	23,485
Gross sale tax payable	47	18,218	74,957
Taxes withheld-value added tax	10,808	231,654	12,710
Others (1)	2,703,729	588	1,335,539

	6,904,261	2,921,376	1,659,998

Non-Current
Deferred tax	42,182,332	41,874,123	49,600,797

	42,182,332	41,874,123	49,600,797

(1)	Includes shareholders personal assets tax.

j.	Other debts

	March 31, 2007 Pesos	June 30, 2006 Pesos	March 31, 2006 Pesos
Current
Management fees agreement accrual (Note 5)	4,079,574	3,073,949	2,600,512
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Directors	59,757	46,800	32,400
Others	—	163,907	20,300

	4,139,331	3,284,656	2,653,212

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 9:

a)	Assets based on their estimated collection term (in Pesos)

Based on their estimated collection term	Current and non-current investment			Trade accounts receivable			Other receivables and prepaid expenses
	March 31, 2007	June 30, 2006	March 31, 2006	March 31, 2007	June 30, 2006	March 31, 2006	March 31, 2007	June 30, 2006	March 31, 2006
3rd quarter 2006/2005 financial period	—	—	—	—	—	—	—	—	—
4th quarter 2006/2005 financial period	—	—	2,604,146	—	—	6,472,743	—	—	5,482,770
1st quarter 2007/2006 financial period	—	—	—	—	8,449,745	—	—	6,018,833	2,713,837
2nd quarter 2007/2006 financial period	—	386,779	—	—	—	—	—	335,871	7,522,095
3th quarter 2007/2006 financial period	—	—	—	—	—	—	—	4,643,977	427,389
4th quarter 2007/2006 financial period	1,124,267	—	—	5,707,752	—	—	9,568,132	335,871	2,944
1st quarter 2008/2007 financial period	—	—	—	—	—	—	2,987,027	2,173,309	2,173,398
2nd quarter 2008/2007 financial period	37,199,999	37,031,999	86,166,588	—	—	—	335,847	—	2,944
3th quarter 2008/2007 financial period	—	—	—	—	—	—	765,764	427,951	430,333
4th quarter 2008/2007 financial period	—	—	—	—	—	—	—	—	2,944
1st quarter 2009/2008 financial period	—	—	—	—	—	—	2,183,297	2,173,309	2,173,399
2nd quarter 2009/2008 financial period	—	—	—	—	—	—	—	—	1,964
1st quarter 2010/2009 financial period	—	—	—	—	—	—	1,753,380	1,745,358	1,743,066
1st quarter 2011/2010 financial period	—	—	—	—	—	—	1,753,380	1,745,357	1,743,066
Overdue	—	—	—	—	—	—	—	—	—
With no stated current term	4,228,502	4,512,226	4,548,168	—	—	—	5,724,312	9,931,126	656,265
With no stated non-current term	20,717	20,717	780,332	—	—	—	50,082,554	31,309,924	8,256,770

Total	42,573,485	41,951,721	94,099,234	5,707,752	8,449,745	6,472,743	75,153,693	60,840,866	33,333,184

b)	Assets classified according to their interest rate (in Pesos)

Interest rate that they accrue	Current and non-current investment			Trade accounts receivable			Other receivables and prepaid expenses
	March 31, 2007	June 30, 2006	March 31, 2006	March 31, 2007	June 30, 2006	March 31, 2006	March 31, 2007	June 30, 2006	March 31, 2006
At fixed interest rate	37,199,999	37,031,999	86,166,588	—	—	—	8,606,937	11,237,071	11,213,240
At variable interest rate	4,228,502	4,512,226	4,548,168	—	—	—	13,260,066	4,270,361	2,449,378
Non-interest bearing	1,144,984	407,496	3,384,478	5,707,752	8,449,745	6,472,743	53,286,690	45,333,454	19,670,566

Total	42,573,485	41,951,721	94,099,234	5,707,752	8,449,745	6,472,743	75,153,693	60,840,886	33,333,184

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 9:	(Continued)

Liabilities based on their estimated payment term:

Based on their estimated payment term	Trade accounts payable			Loans			Salaries and social security payable			Taxes payable			Other debts			Provisions
	March 31, 2007	June 30, 2006	March 31, 2006	March 31, 2006	June 30, 2006	March 31 2006	March 31, 2007	June 30, 2006	March 31, 2006	March 31, 2007	June 30, 2006	March 31, 2006	March 31, 2007	June 30, 2006	March 31, 2006	March 31, 2007	June 30, 2006	March 31, 2006
4th quarter 2006/2005	—	—	14,010,819	—	—	3,321,510	—	—	295,633	—	—	1,659,998	—	—	2,653,212	—	—	—
1st quarter 2007/2006	—	23,927,124	7,277,500	—	13,935,806	13,398,902	—	1,699,565	588,578	—	589,218	—	—	112,870	—	—	—	—
2nd quarter 2007/2006	—	—	—	—	816,247	—	—	231,052	—	—	2,332,158	—	—	97,837	—	—	—	—
3th quarter 2007/2006	—	—	—	—	—	—	—	—	174,524	—		—	—	—	—	—	—	—
4th quarter 2007/2006	31,088,938	—	—	645,148	—	—	218,435	—	—	6,904,261	—	—	4,139,331	3,073,949	—	—	—	—
1st quarter 2008/2007	—	—	—	14,749,006	—	—	1,776,557	—	—		—	—	—		—	—	—	—
2nd quarter 2008/2007	—	—	—	—	77,729,355	109,201,097	471,249	—	—		—	—	—	—	—	—	—	—
3nd quarter 2008/2007	—	—	—	9,487,309	—	—		—	—		—	—	—	—	—	—	—	—
2nd quarter 2009/2008	—	—	—	24,800,000	20,367,600	—		—	—		—	—	—	—	—	—	—	—
Overdue	—	—	—	—	—	—		—	—		—	—	—	—	—	—	—	—
With no stated current term	—	—	—	86,986,238	51,669,520	20,615,670		—	—		—	—	—	—	—	—	—	—
With no stated non-current term	392,740	835,292	981,422	—	—			—	—	42,182,332	41,874,123	49,600,797	—	—	—	45,216	69,343	68,243

Total	31,481,678	24,762,416	22,269,741	136,667,701	164,518,528	146,537,179	2,466,241	1,930,617	1,058,735	49,086,593	44,795,499	51,260,795	4,139,331	3,284,656	2,653,212	45,216	69,343	68,243

Liabilities classified according to their interest rate:

Interest in rate that they accrue	Trade accounts payable			Loans			Salaries and social security payable			Taxes payable			Other debts			Provisions
	March 31, 2007	June 30, 2006	March 31, 2006	March 31, 2007	June 30, 2006	March 31, 2006	March 31, 2007	June 30, 2006	March 31, 2006	March 31, 2007	June 30, 2006	March 31, 2006	March 31, 2007	June 30, 2006	March 31, 2006	March 31, 2007	June 30, 2006	March 31, 2006
At fixed interest rate	4,439,062	6,720,357	6,552,112	136,380,272	164,124,210	143,917,490	—	—	—	—	—	—	—	—	—	—	—	—
At variable interest rate		—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Non-interest bearing	27,042,616	18,042,059	15,717,629	287,429	394,318	2,619,689	2,466,241	1,930,617	1,058,735	49,086,593	44,795,499	51,260,795	4,139,331	3,284,656	2,653,212	45,216	69,343	68,243

Total	31,481,678	24,762,416	22,269,741	136,667,701	164,518,528	146,537,179	2,466,241	1,930,617	1,058,735	49,086,593	44,795,499	51,260,795	4,139,331	3,284,656	2,653,212	45,216	69,343	68,243

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 10:	RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law, the Company’s by-laws and Resolution N° 368/2001 of the C.N.V., 5% of the net and realized profit for the year plus (less) prior year adjustments must be appropriated by resolution of shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital,

NOTE 11:	PURCHASE AND SALE OF FARMS

a)	On July 25, 2005 the Company signed the deed of sale of the farm “El Gualicho” with a surface area of 5,727 hectares, located in the Department of General Roca and Presidente Roque Saenz Peña, Province of Córdoba, The agreed sale price was US$ 5,727,083. The sale generated a gain of Ps. 9,872,997.

b)	On September 1, 2005 the Company signed the deed for the purchase of the farm “San Pedro” of 6,022 hectares located in the Department of Uruguay, Province of Entre Ríos, The purchase price was US$ 16,000,000. This purchase generated a debt of US$ 6,500,000. On December 14, 2005 US$ 4,000,000 were paid and on September 1, 2006 US$ 720,000 were paid.

c)	On December 14, 2005 the Company cancelled the mortgage for the purchase of the farm “El Invierno”. The purchase price payment was US$ 1,500,000

d)	On March 30, 2007 the preliminary sales contract for 20,834 hectares of the Tapenagá establishment was entered into. The operation amounted to US$ 7.3 million. To the date of the preliminary sales contract US$ 1.0 million were collected and the outstanding amount will be financed. The possession of such establishment will become effective on May 29, 2007.

NOTE 12:	INVESTMENTS IN COMPANIES

a)	Agropecuaria Cervera S.A.

On December 27, 2005, the Company and its subsidiary Inversiones Ganaderas S.A. have acquired the capacity of shareholders of Agropecuaria Cervera S.A. (ACER), by subscribing an agreement to exchange goods.

The shareholders transferred the ACER shares in the following proportions: a) in favor of Cresud thirty six thousand (36,000) common shares, registered, non-endorsable, class A, of Pesos one (Ps. 1) par value with right to five (5) votes each; and b) in favor of IGSA four thousand (4,000) common shares, registered, non-endorsable, class A, of Pesos one (Ps. 1) par value with right to five (5) votes each.

We would mention that ACER has, among other goods and rights, the concession of starting into production of an integral development project including biologic, economic and social issues on several buildings located in the Department of Anta, Province of Salta. The company has been duly authorized to carry out an outstanding crop farming, cattle and forestry project.

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 12:	(Continued)

As considerations for the exchange referred to above, the actions that follow were effected:

•

Cresud transferred 3,580,886 Negotiable Obligations convertible into common shares, with 8% annual interest, maturing in year 2007, having options in a face value of one US dollar each, issued by IRSA Inversiones y Representaciones S.A.

•

The Company paid the amount of Pesos nine hundred and sixty two thousand five hundred and twenty three (Ps. 962,523) with consideration in the contribution made to the company in ACER. As part of the price, the Company paid US dollar Seven hundred thousand (US$ 700,000), staying such contribution in guarantee for future contingencies during a two-year term.

b) BrasilAgro – Companhia de Propiedades Agrícolas (BrasilAgro)

BrasilAgro was founded for the purpose of replicating Cresud´s Business in Brazil. The Company will be mainly involved in four business lines keeping its focus on agricultural real estate: (i) sugar cane, (ii) crops and cotton, (iii) forestry activities, and (iv) livestock.

The BrasilAgro founder partners are Cresud S.A.C.I.F. y A., Cape Town, Tarpon Investimentos, Tarpon Agro, Agro Managers and Agro Investment.

Cape Town is a company whose sole shareholder, Mr. Elie Horn, is the chairman of Cyrela Brazil Realty, one of the largest Brazilian real estate companies. Tarpon has large experience as manager of financial resources and specializes in variable income. Agro Managers and Agro Investment are investment means that people related to Cresud S.A.C.I.F. y A. utilize.

On March 15, 2006, BrasilAgro subscribed a consulting agreement with Parana Consultora de Investimentos. Parana will provide consulting services in matters related, among other, to the purchase and sale of land, transactions in capital markets, hedging policies and mergers and acquisitions. As consideration for its services, Parana will receive from BrasilAgro a yearly remuneration equivalent to 1% of the capital subscribed of BrasilAgro. Parana´s shareholders are Tarpon with a 50% interest, Consultores Asset Management with a 37.5% interest and Alejandro Elsztain with a 12.5% interest.

On March 24, 2006, Cresud S.A.C.I.F. y A. entered into a shareholders agreement with Mr. Elie Horn and with Tarpon, which established among other matters that both parties should have a joint vote at the Shareholders´ Meetings and that both parties have a preemptive right to acquire shares held by the other party.

The board of directors of BrasilAgro has nine members of which Cresud S.A.C.I.F. y A., in his capacity as founder of the company, has appointed three members, Tarpon and Cape Town other three and complementarily the Company has three independent directors. The BrasilAgro shares started to be listed in the Novo Market of the Brazilian Stock Exchange (BOVESPA) under the symbol AGRO3 on May 2, 2006 in compliance with Brazil highest standards in terms of corporate governance.

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 12:	(Continued)

These shares were placed in conjunction with the Banco de Investimentos Credit Suisse (Brasil) S.A. in the Brazilian market by applying an investment mechanism ruled by the control authorities and with a sales effort abroad, all in compliance with the U.S. Securities Act of 1933 and other regulations established by the Securities and Exchange Commission. The amount initially offered amounted to 432 million Reais, equivalent to 432,000 common registered shares of 1,000 Reais per share of BrasilAgro.

In accordance with the practice of the Brazilian market, BrasilAgro had an option to increase the size of the issue by 20% and Credit Suisse Investment Bank had another option for increasing the issue by 15% (Green shoe). As the placement had demand in excess, both BrasilAgro and Credit Suisse exercised such option up to 583,200 shares equivalent to Reais 583.2 million, which were fully placed.

In addition to the funds originally contributed Cresud S.A.C.I.F. y A. made contributions during the offer for a total amount of Reais 42.4 million (approximately US$ 20.6 million). In line with such contribution Cresud S.A.C.I.F. y A. has a total of 42,705 shares equivalent to 7.3% of BrasilAgro capital.

On January 19 and 22, 2007 Cresud S.A.C.I.F. y A. acquired 400 and 100 shares of BrasilAgro, respectively. Due to these new acquisitions the holding of Cresud S.A.C.I.F. y A. amounts to 43,205 shares which is equivalent to 7.4% of the capital stock of BrasilAgro.

As a contribution for having founded the company, Cresud S.A.C.I.F. y A. received 104,902 purchase options to subscribe additional BrasilAgro shares for 15 years at no cost and at the same price of the original offer of shares that is Reais 1,000 adjusted by the IPCA inflation index. Should such option be exercised, Cresud S.A.C.I.F. y A. will be able to acquire 59,850 additional shares and its holding would then be 14.1% of BrasilAgro diluted capital stock. These options may be exercised as follows: a third part as from the first anniversary of the placement, another third as from the second year and the balance as from the third year.

In addition, Cresud received with no cost a second series of options totaling 104,902, which can only be exercised at the option of Cresud whenever a third party makes an offer to purchase the BrasilAgro shares. The exercise price of these options will be the same price as the purchase offer referred to in the previous paragraph. The second series of options matures in year 2021.

As of December 31, 2006, the Company has not registered any value for the holding of such options.

On March 7, 2007 BrasilAgro completed the acquisition of a rural property of 31,500 hectares located in the municipality of Jaborandi, State of Bahia.

c) Cactus Argentina S.A.

Inclusion of a new shareholder in Cactus Argentina S.A. (Cactus)

On January 10, 2007 Tyson Foods Inc. joined the capital stock of Cactus by subscribing the stock subscription agreement and the stockholders agreement.

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 12:	(Continued)

Cactus issued 9,397,213 shares with a premium over par of Ps. 7,296,954 having Tyson subscribed 100% by paying Ps. 16,694,167. Consequently, the stock participations were modified as follows: Cactus Feeders Inc. 24%; Cresud SACIF y A 24% and Tyson Foods Inc. 52% (through Provemex Holdings LLC).

Accordingly, on March 31, 2007 Cresud registered a premium over par for such operation of Ps. 1,658,109.

In association with Tyson Foods Inc. and Cactus Feeders, Cactus has started an undertaking in Argentina that will be the country´s first fully integrated cattle project. Beef cuts for the Argentine consumer will be produced in said undertaking having access to the European and other international markets.

Cactus Argentina S.A. acquires the Exportaciones Agroindustriales Argentinas S.A. shareholding

On January 11, 2007 Cactus acquired 100% of the Exportaciones Agroindustriales Argentinas S.A. (EAASA) shareholding by subscribing a sales contract of shares in the amount of Ps. 16,839,993.

EAASA owns a meat packing plant in Santa Rosa, Province of La Pampa with capacity to slaughter and process approximately 9,500 cattle heads per month. The idea of Cactus is to expand in the future the slaughter capacity to 15,000 heads per month.

NOTE 13:	STOCK OPTION PLAN

As resolved upon at the General Extraordinary Shareholders’ Meeting at second call held on November 19, 2001 and in accordance with the resolutions adopted by the Board of Directors at its meeting dated December 7, 2001, the shareholders approved a Stock Option Plan (the “Plan”) relating to the shares that would remain after the shareholders exercised their pre-emptive rights to acquire treasury stock (the “Shares”) during a 30-day period covering 4,614,643 shares.

The stock balance remaining after expiration of the preemptive and accretion periods is intended to be offered under the Incentive Plan approved at the above mentioned Shareholders’ Meeting, at Ps. 1 (one peso) par value, plus interest accrued as from actual exercise at a six-month LIBOR rate per annum.

In accordance with the terms approved at the referred Shareholders’ Meeting, from a legal standpoint the implementation of the Plan is made by means of the transfer of the Shares in trust. From this balance, two thirds of the options relating to the Shares under the Plan were allocated for distribution by the Company’s Board of Directors among certain executive officers. The remaining third was set aside for allotment by the Company’s Board of Directors among any employees or executives at the time of allotment and 6 (six) months after the initial allotment, and up to 3 (three) months before the expiration of the exercise period.

In January 2002 an aggregate of 2,353 shares of Ps. 1 par value each were issued under the preferred offering of treasury stock.

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 13: (Continued)

In April and June 2002, an aggregate of 480,000 shares of Ps. 1 par value each were issued to executive officers of the Company under the preferred offering of treasury stock.

During the fiscal year ended on June 30, 2003, an aggregate of 3,559,853 shares of Ps. 1 per value each were issued to directors and executive officers of the Company under the preferred offering of treasury stock.

During the fiscal year ended on June 30, 2004, an aggregate of 332,437 shares of Ps. 1 per value each were issued to directors and executive officers of the Company under the preferred offering of treasury stock.

During the fiscal year ended on June 30, 2005, an aggregate of 240,000 shares of Ps. 1 per value each were issued to directors and executive officers of the Company under the preferred offering of treasury stock. As of that date, there was no pending exercise balance.

NOTE 14:	ISSUANCE OF CONVERTIBLE NOTES

The Shareholders meeting held on March 8, 2002 approved:

a)	The issue of simple Convertible Notes, non-convertible into shares of the Company, for an amount of up to US$ 50,000,000 (or its equivalent in other currencies) for a maximum term of 5 years, accruing interest at a fixed rate not to exceed 12%; and/or

b)	The issuance of Convertible Notes into company’s common stock, for a total amount of US$ 50,000,000 (or its equivalent in other currency) with a maturity date in a term of 5 years or more according to the management’s decision and a fix rate not exceeding 12% or floating rate with a reference rate such as LIBOR plus a spread not exceeding 10%.

c)	The subscription option, for the holders of Convertible Notes, with a premium determined by the management, between 20 and 30% over the conversion price of the Convertible Note, with a value that will remain constant in terms of US currency, The exercise of the above mentioned would occur quarterly, only for the holders of the Convertible Notes who have exercised their conversion rights.

Authorization for the public offer and quotation of Convertible Notes has been approved by Resolution No. 14,320 of the Argentine Securities and Exchange Commission dated October 1, 2002 and by the Buenos Aires Stock Exchange, authorizing the issue up to US$ 50,000,000 in securities composed by Convertible Notes into common stock with an 8% annual interest rate due in the year 2007, granting the right at the moment of conversion to achieve 50,000,000 common stock subscription options. Likewise, the conversion price and the Warrants price established are as follows:

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 14:	(Continued)

a)	The conversion price is US$ 0.5078 stocks (US$ 5.0775 ADS), while the Warrant price is US$ 0.6093 stocks (US$ 6.0930 ADS)

b)	For each of Cresud’s Convertible Note the holder has the right to convert it to US$ 1.96928 stocks (US$ 0.1969 ADS) and has an option to purchase the same amount of stock at the price of the Warrant.

Convertible Notes and options will be due on November 14, 2007.

Convertible Notes were paid in cash and the proceeds will be destined to the subscription of IRSA’s Convertible Notes and for the generation of working capital.

During the fiscal year ended on June 30, 2003, 196,084 Convertible Notes were converted into 386,140 ordinary shares, which resulted in a Ps. 593,038 increase in the Company’s net shareholders’ equity.

During the fiscal year ended on June 30, 2004, 6,670,763 Convertible Notes were converted into 13,136,577 ordinary shares, which resulted in a Ps. 19,364,974 increase in the Company’s net shareholders’ equity. During the same period, 6,583,995 Warrants were exercised, resulting in the issuance of 12,965,710 ordinary shares for Ps. 23,068,638.

During the fiscal year ended on June 30, 2005, 3,005,609 Convertible Notes were converted into 5,918,871 ordinary shares, which resulted in an increase of the Company’s net shareholders’ equity of Ps. 8,857,011. In the same period, 3,093,975 warrants were exercised, resulting in the issuance of 6,092,889 common shares for Ps. 10,919,379.

During the fiscal year ended on June 30, 2006, 14,803,084 Convertible Notes were converted into 29,151,389 ordinary shares, which resulted in an increase of the Company’s net shareholders’ equity of Ps. 45,108,945. In the same period, 14,557,910 warrants were exercised, resulting in the issuance of 28,668,581 common shares for Ps. 53,587,195.

During the current fiscal year 22,256,549 Convertible Notes were converted into 83,183,660 ordinary shares, which resulted in a Ps. 68,841,945 increase in the Company’s net shareholders’ equity. During the same period 22,390,599 warrants were exercised, resulting in the issuance of 44,093,332 ordinary shares for Ps. 83,183,660.

NOTE 15:	PURCHASE AND SALE OF CONVERTIBLE NOTES

During November and December 2002, 49,692,668 convertible notes issued by IRSA were purchased; these can be converted into common stock with an 8% annual interest rate and due in 2007, and grant the holder at the time of conversion to 49,692,688 options to subscribe common stock. The conversion price and the warrants price established are as follows:

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 15:	Continued

a)	The conversion price is US$ 0.5571 per share (US$ 5.5713 GDS), while the warrant price is US$ 0.6686 per share (US$ 6.6856 GDS)

b)	For each of IRSA’s Convertible Note the holder has the right to convert it to 1.7949 shares (0.1795 GDS) and has an option to purchase the same amount of stock at the price of the warrant.

Due to the distribution of 4,587,285 shares of the company’s portfolio, IRSA has re stated the conversion price of its Convertible Notes according to the subscription clauses.

The conversion price of the Convertible Notes went from US$ 0.5571 to US$ 0.54505 and the warrants price went from US$ 0.6686 to US$ 0.6541. Such adjustment was effective as from December 20, 2002. Convertible Notes and options are due on November 14, 2007.

During the months of July and November 2003 the Company purchased 250,500 Notes, and in May 2004 converted 5,000,000 Convertible Notes into 9,174,312 common shares.

During the fiscal year ended on June 30, 2004, third parties bearers of Convertible Notes into IRSA’s ordinary stock have exercised their conversion and warrant rights for a total amount of Ps. 62.8 million originating the issuance of 27,616,878 ordinary shares with a face value of Ps. 1 each. Consequently, the Company holding as of June 30, 2004 amounts to 44,943,168 Convertible Notes.

In July 2004 the Company purchased 350,000 Convertible Notes issued by IRSA Inversiones y Representaciones Sociedad Anónima for US$ 511,115.

In March 2005 the Company sold 8,754,271 Convertible Notes of IRSA Inversiones y Representaciones Sociedad Anónima for a total amount of Ps. 32,499,426. This sale resulted in a profit of Ps. 68,754,172.

During the fiscal year ended on June 30, 2005, third parties bearers of Convertible Notes into IRSA’s ordinary stock have exercised their conversion and warrant rights for a total amount of Ps. 171.5 million originating the issuance of 99,289,144 ordinary shares with a face value of Ps. 1 each. On the other hand, the Company exercised warrants for a total of Ps. 17.7 million, resulting in the issuance of 9,174,311 common shares of Ps. 1 par value each.

During this fiscal year ended on June 30, 2006, third party holders of IRSA’s Convertible Notes exercised their conversion and warrants rights for a total of Ps. 72.5 million, resulting in the issuance of 39,726,997 common shares of Ps. 1 par value each.

As a consequence of such conversions and exercise of third parties warrants, the Company’s investment value has decreased in Ps. 12.2 million, such effect being recorded in Paid-In Capital (Related Companies Law No. 19,550 – Section 33) of Shareholders’ Equity (see Note 2.p).

During the fiscal year ended on June 30, 2006, the Company converted 20,958,011 Convertible Negotiable Obligations into 38,455,065 common shares, still remaining a stock of Negotiable Obligations convertible into common shares of IRSA as of closing for US$ 12,000,000.

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 15:	(Continued)

Likewise, during the current period the Company has not converted any of the Convertible Negotiable Obligations to common shares and as of the end of the period still remains US$ 12,000,000 of IRSA Negotiable Obligations convertible and a stock of 32,958,011 warrants.

In line with conversions and the exercise of third parties warrants, the Company has diminished the investment value in $ 5.0 million and has recorded such effect in Premium over Par Companies section 33, Law 19,550 of Shareholders’ Equity (please see note 2 p.)

NOTE 16:	INVESTMENT OF IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA IN BANCO HIPOTECARIO S.A. (BHSA) AS OF JUNE 30, 2006

With respect to the IRSA investment in the related company BHSA of $ 152,772,000 as of June 30, 2006 with a holding of 11.76%, were report the following:

On August 9, 2005, IRSA sold 2,305,122 shares of Banco Hipotecario S.A. to Buenos Aires Trade and Finance Center S.A. (which was a subsidiary in which IRSA has an interest of 100%) at a price per share of US$ 4.57 (market value), in a total amount of US$ 10,540,000 (equivalent to Ps. 30,281,000). For this transaction IRSA recorded a gain of Ps. 1,845,000.

As of December 31, 2005 the Company completed merger procedures to take-over its subsidiary company Buenos Aires Trade and Finance Center S.A. Consequently, as of year ended June 30, 2006, the total shareholding in Banco Hipotecario is 10,141,015.

COMPENSATIONS BY THE NATIONAL GOVERNMENT TO FINANCIAL ENTITIES AS A RESULT OF THE ASYMMETRIC “PESIFICATION”

The National Government, through Decree 905, provided for the issuance of “National Government Compensating Bonds”, to compensate financial entities for the adverse equity effects generated due to the conversion into Pesos, under various exchange ratios, of the credits and obligations denominated in foreign currency as established by Law No. 25,561, Decree No. 214 and addenda. Decree No. 905 also provided for covering the negative difference in the net position of foreign currency denominated assets and liabilities resulting from its translation into Pesos as established by the above-mentioned regulations, and entitled the Argentine Republic Central Bank (BCRA) to determine the pertinent rules.

After several submissions, Banco Hipotecario S.A. submitted the last presentation as regards sections 28 and 29 of Decree No. 905—Compensation to Financial Entities, as follows:

-

National Government Compensation Bond - US$ 2012 (section 29, points b, c and d): compensating bond – difference between “pesified” assets and liabilities at $ 1.00 for the rate of exchange difference of $ 0.40, translated at $ 1.40 per US$ dollar: US$ 360,811.

-	National Government Compensation Bond coverage - US$ 2012 (section 29 point e). Coverage bond – difference between assets and liabilities in US Dollars net of the compensating bond: US$ 832,827.

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 16:	(Continued)

In September 2002 and October 2005, the Argentine Central Bank credited US$ 344,050 and US$ 16,761 in BODEN 2012 respectively, for compensation.

On August 1, 2005, a note was submitted to the Argentine Central Bank stating the acceptance of the number of BODEN verified by the Superintendence of Financial and Exchange Entities.

Finally, between September 2005 and January 2006, the coverage BODEN 2012 subscription amounted to US$ 773,531.

As of March 31, 2007 the Bank in analyzing guarantees to be granted for obtaining assistance from the BCRA for subscribing the remaining coverage BODEN amount.

EXPOSURE TO THE NON-FINANCIAL PUBLIC SECTOR

Banco Hipotecario S.A. keeps recorded in its financial statements assets with the Non-Financial Public Sector amounting to Ps. 3,268,587. On the other hand, liabilities to the Argentine Central Bank recorded as of March 31, 2007 amount to Ps. 176,540 being the credit balance related to advances to subscribe BODEN 2012 in line with sections 28 and 29 of Decree No. 905/02.

The net exposure with the Public Sector, without considering liquid assets in accounts authorized by the Argentine Central Bank, amount to Ps. 3,092,047 and Ps. 3,643,712 as of March 31, 2007 and 2006, respectively.

On June 27, 2005 and July 18, 2006 BACS Banco de Crédito y Securitización S.A. and the Bank submitted notes (jointly for the last date) to the BCRA requesting that the calculation of the compensating bonds be reviewed. On September 26, 2006 the BCRA responded the claim stating that there they had no right to be compensated for this operation according to the dispositions of Decree No. 905/02.

NOTE 17:	FINANCIAL LOANS

In line with the outstanding investment opportunities that became definite during the last year, such as our participation in BrasilAgro, and the acquisition of land and the develop investments in Norwest zone during the current year. The company contracted debt in higher levels than those incurred in previous years. As of March 31, 2007 our debt, without considering our convertible negotiable obligations, amounts to Ps. 126.9 million.

On analyzing the breakdown of such debt, we note the Credit Suisse loan to finance our investment in BrasilAgro for Ps. 24.8 million (Note 12.b) and Ps. 14.6 million to finance our crop production, the remaining balance, Ps. 87.5 million, are concentrated in the short-term.

Our aim for next year will be to adjust these maturities so as to generate cash in the Company, without putting aside a reduction of debt in line with future cash income arising from the regular business trend, the sale of assets or due to exercising options adhered to our convertible negotiable obligations.

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 17:	(Continued)

The chart that follows discloses our Company debt as of December 31, 2006:

Bank	Currency	Total (Millions)	Term
Short-term	Pesos	87.5	Up to 270 days

Crop production financing	Pesos	14.6	Up to 203 days

Long-term	Pesos	24.8	2.5 years

NOTE 18:	IGSA’S TAX DEFERRAL

On December 19, 1996, under Decree 1968/96 the province of Catamarca approved the investment project submitted by Inversiones Ganaderas S.A., and conferred to it the benefits of Law No. 22,021 as amended by Law No. 22,702 subject to the conditions and scope detailed in the referred Decree.

The project is oriented towards the livestock business, and requires a total minimum investment of Ps. 1,600,002 to be made over a three year term. The investor is given the choice of deferring the payment of the amounts payable as income tax and value added tax. The amount of the deferred tax will be equal to 75% the direct capital contribution, i.e Ps. 1,200,000. Deferred amounts do not accrue interest and are repayable in five consecutive annual payments as from the sixth fiscal year following the start-up date of the project that enjoys the benefit.

On October 15, 2002, Cresud S.A. deferred the balance assessed in the value added tax return for fiscal period 9/2002 for the sum of Ps. 540,000.

On December 30, 2003, given the significant benefit granted under Decree No. 384/2003 to those taxpayers who early repay deferred tax liabilities, Cresud S.A. repaid the deferred amount, for the sum of Ps. 249,317. Up to date it has still not made use of the remaining sums available under the project.

NOTE 19:	RESTRICTED ASSETS

As of March 31, 2007, the amount of 1,834,860 ADR´s of IRSA Inversiones y Representaciones S.A. are included in Non-Current Investments and Non-Current Loans which availability is restricted as a result of the loan contracted for financing the Brazil investment as mentioned in Note 12.b) to these financial statements.

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 20:	ORDINARY AND EXTRAORDINARY MEETING OF SHAREHOLDERS

During the Company’s Ordinary and Extraordinary Meeting of Shareholders held on October 31, 2006 the following issues, among other, referred to the agenda were approved by the majority stockholders:

•	The Annual Report and the financial statements as of June 30, 2006.

•	The appropriation of a cash dividend for up to Ps. 5,500,000 minus the amount equivalent to 5% for Legal Reserve.

•

The creation of a global program for issuing simple negotiable bonds, non-convertible into shares, with or without guarantee or guaranteed by third parties, in a maximum outstanding amount at any time of up to US$ 50,000,000 (US Dollars fifty million) or its equivalent in other currencies, in conformity with the dispositions of the negotiable bonds Law No. 23,567 and addenda.

•	The establishment of a Reserve for New Projects arising from retained earnings as of 2006 closing net of appropriations for legal reserve and dividends in cash.

NOTE 21:	CAPITALIZATION PROGRAM FOR EXECUTIVE MANAGEMENT

The Company is currently developing a capitalization program for executive management staff through contributions made by employees and by the Company (the “Program”).

The Plan is addressed to employees selected by the Company with the purpose of keeping them in the company and increasing their total compensation through an extraordinary reward, provided that certain specific conditions are complied with.

Participation and contributions to the Plan are on a voluntary basis. Once the beneficiary (the “Participant”) has accepted, he will be able to make two types of contributions: a monthly one (based on the salary) and an extraordinary one (based on the annual bonus). The suggested contribution is up to 2.5% of the salary and up to 15% of the annual bonus. On the other hand, the Company contribution will be 200% of the monthly contributions and 300% of the employee’s extraordinary contributions.

Funds collected from participants’ contributions will initially be sent to an independent financial means especially created for such purpose and placed in Argentina as a Common Investment Fund, which will be approved by the C.N.V. Such funds will be freely redeemed under the requirement of the participants. The funds arising from the Company contributions will flow to other independent financial means separated from the previous one.

The participants or their successors will have access to 100% of the Program (that is, including Company contributions made in favor of the financial means especially created) under the circumstances that follow:

•	ordinary retirement in line with the applicable working regulations

•	total or permanent disability or inability

•	death.

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 21:	(Continued)

In case of resignation or discharge without legal justification, the participant will obtain the amounts contributed by the Company only if he has participated in the plan during a minimum term of 5 (five) years, provided certain conditions were complied with.

NOTE 22:	SUBSEQUENT EVENTS

The Company has not recorded any significant subsequent effect that should be disclosed in a note to the financial statements.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Fixed Assets

For the nine-month periods ended March 31, 2007 and 2006 and year ended June 30, 2006

(Notes 1 and 2)

Schedule A

Principal Account	Value at the beginning of the period/year Pesos	Additions and/or transfers Pesos	Deductions and/or transfers Pesos	Value at the end of the period/year Pesos	Depreciation					Net carrying Value as of March 31, 2007 Pesos	Net carrying Value as of June 30, 2006 Pesos	Net carrying Value as of March 31, 2006 Pesos
					Rate %	Accumulated at the beginning of the period/year Pesos	Decrease of the period/ year Pesos	Current period Pesos	Accumulated at the end of the period/year Pesos
Real estate	151,024,186	—	—	151,024,186	—	—	—	—	—	151,024,186	151,024,186	141,276,066
Wire fences	3,687,149	—	—	3,687,149	3	748,749	—	84,947	833,696	2,853,453	2,938,400	2,840,958
Watering troughs	3,353,328	26,584	—	3,379,912	5	997,004	—	116,506	1,113,510	2,266,402	2,356,324	1,879,692
Alfalfa fields and meadows	2,814,822	—	—	2,814,822	12-25-50	1,071,596	—	339,995	1,411,591	1,403,231	1,743,226	1,559,558
Buildings and constructions	29,376,727	124,011	—	29,500,738	2	2,545,563	—	434,133	2,979,696	26,521,042	26,831,164	26,871,971
Machinery	10,402,597	592,100	2,920	10,991,777	10	6,903,504	2,920	542,180	7,442,764	3,549,013	3,499,093	3,613,207
Vehicles	2,179,159	113,036	195,005	2,097,190	20	1,130,562	155,247	241,229	1,216,544	880,646	1,048,597	769,717
Tools	196,306	10,570	—	206,876	10	150,643	—	7,370	158,013	48,863	45,663	48,265
Furniture and equipment	1,128,401	19,317	2,632	1,145,086	10	788,828	1,913	62,702	849,617	295,469	339,573	356,081
Corral and leading lanes	820,223	38,998	—	859,221	3	131,905	—	18,824	150,729	708,492	688,318	528,635
Roads	2,073,669	1,500	—	2,075,169	10	806,116	—	122,320	928,436	1,146,733	1,267,553	321,045
Facilities	12,476,589	59,469	—	12,536,058	10-20-33	5,731,047	—	720,090	6,451,137	6,084,921	6,745,542	6,224,491
Computer equipment	1,159,824	776,376	—	1,936,200	20	810,047	—	227,225	1,037,272	898,928	349,777	332,132
Silo plants	1,096,519	—	—	1,096,519	5	406,464	—	42,302	448,766	647,753	690,055	704,977
Constructions in progress	8,299,815	10,330,133	37,282	18,592,666	—	—	—	—	—	18,592,666	8,299,815	17,624,536
Advances to suppliers	204,572	264,891	—	469,463	—	—	—	—	—	469,463	204,572	40,511

Total as of March 31, 2007	230,293,886	12,356,985	237,839	242,413,032		22,222,028	160,080	2,959,823	25,021,771	217,391,261

Total as of June 30, 2006	177,353,527	75,633,293	22,692,934	230,293,886		19,271,508	1,608,274	4,558,794	22,222,028		208,071,858

Total as of March 31, 2006	177,353,527	56,236,056	7,698,835	225,890,748		19,271,508	1,494,909	3,122,307	20,898,906			204,991,842

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Intangible Assets

For the nine-month periods ended March 31, 2007 and 2006 and year ended June 30, 2006

(Notes 1, 2 and 3)

Schedule B

Principal Account	Value at the beginning of the period/year Pesos	Additions of the period/year Pesos	Value at the end of the period/year Pesos	Depreciation				Net carrying value as of March 31, 2007 Pesos	Net carrying value as of June 30, 2006 Pesos	Net carrying value as of March 31, 2006 Pesos
				Accumulated at the beginning of the period/year Pesos	Of the Year		Accumulated at the end of the period/year Pesos
					Rate %	Current period/ year Pesos
Concessions rights	21,910,761		21,910,761	—		—	—	21,910,761	21,910,761	—

Total as of March 31, 2007	21,910,761	—	21,910,761	—		—	—	21,910,761	—	—

Total as of June 30, 2006	—	21,910,761	21,910,761	—		—	—	—	21,910,761	—

Total as of March 31, 2006	—	—	—	—		—	—	—	—	—

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Investments

For the nine-month periods ended March 31, 2007 and 2006 and year ended June 30, 2006

(Notes 1 and 2)

Schedule C

Securities	Amount	Value at March 31, 2007 Pesos	Value at June 30, 2006 Pesos	Value at March 31, 2006 Pesos	Market Value Pesos	INFORMATION ON THE ISSUER
						Principal activity	Latest financial statements
							Capital Pesos	Income (loss) for the fiscal period Pesos	Shareholders´ Equity Pesos

Current Investments
Mutual Funds
Bony Hamilton Fund	992,234	3,036,236	54,906	46,617	3.060000

		3,036,236	54,906	46,617

Notes and Convertible Notes
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A. Convertible Notes 2007	12,000,00	37,199,999	—	—
Interest of Convertible Notes 2007 -IRSA (US$)		1,124,267	386,779	2,604,146
Bonos Global 2010	110,000	117,811	92,510	103,732	1.071000
Bocon Pro 1	157,647	630	630	630	0.003996
Nobacs		—	3,030,000	2,982,000
Raymond James – Interest of Notes		—	—	—
Mortgage Bonds	1,107,036	1,073,825	1,334,180	1,415,189	0.976000

		39,516,532	4,844,099	7,105,697

Total current investments		42,552,768	4,899,005	7,152,314

Non-current investments
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
AGRO-URANGA S.A.					Unlisted	Agricultural livestock	2,500,000	9,964,264	20,178,615
Shares	893,069	7,208,359	5,465,153	5,573,730
Contribution on account of future subscriptions of shares			7,865	7,865
Higher value of property		11,179,150	11,179,150	11,179,150

		18,387,509	16,652,168	16,760,745

INVERSIONES GANADERAS S.A.					Unlisted	Rising and grazing cattle	11,668,570	(31,423)	10,637,999
Shares	11,668,569	10,639,616	10,669,399	10,798,817
Contribution on account of future subscriptions of shares		—	—

		10,639,616	10,669,399	10,798,817

CACTUS ARGENTINA S.A.					Unlisted	Exploitation and administration	18,071,563	525,453	26,082,921
Shares	4,337,175	6,259,901	4,431,650	4,493,393		of Agriculture and beef cattle
Contribution on account of future subscriptions of shares		—	—	—		products

		6,259,901	4,431,650	4,493,393

FUTUROS Y OPCIONES.COM S.A.					Unlisted	Gives information about markets And services	860,937	(214,330)	1,651,829
Shares	686,656	1,156,281	886,312	327,697		of economics and Financial consulting through
Contribution on account of future subscriptions of shares		—	420,000	420,000		Internet

		1,156,281	1,306,312	747,697

AGROPECUARIA CERVERA S.A.					Unlisted	Agricultural and forestal	1,334,748	(518,706)	4,915,527
Shares	1,201,273	4,423,973	3,725,535	3,858,643
Contribution on account of future subscriptions of shares		—	1,165,273	1,165,273

		4,423,973	4,890,808	5,023,916

IRSA Inversiones y Representaciones S.A.					Unlisted	Real Estate	453,557,582	113,856,341	1,633,390,635
Shares (Note 15)	116,305,767	418,848,524	396,839,494	303,616,578

		418,848,524	396,839,494	303,616,578

BrasilAgro – Companhia Brasileira de Propiedades Agrícolas						Agricultural and Real Estate	875,381,000	39,969,000	835,627,000
Shares	43,205	61,799,495	54,879,607	—

		61,799,495	54,879,607	—

	Sub-Total	521,515,299	489,669,438	341,441,146

Other Investments
Convertible Notes 2007—IRSA (US$)
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.		—	37,031,999	86,166,588
BrasilAgro – Companhia Brasileira de Propiedades Agrícolas (Pendig Registration)		—	—	759,615	Unlisted
Coprolán		20,717	20,717	20,717	Unlisted

	Subtotal	20,717	37,052,716	86,946,920

Goodwill
IRSA negative goodwill		(70,189,477)	(76,825,838)	(40,605,160)

Agropecuaria Cervera S.A.		—	—	21,910,761

	Subtotal	(70,189,477)	(76,825,838)	(18,694,399)

Total non-current investments		451,346,539	449,896,316	409,693,667

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Allowances and Provisions

For the nine-month periods ended March 31, 2007 and 2006 and the year ended June 30, 2006

(Notes 1 and 2)

Schedule E

Item	Balances at beginning of the period/ year Pesos	Increases Pesos	Decreases Pesos	Applications Pesos	Value at March 31, 2007 Pesos	Value at June 30, 2006 Pesos	Value at March 31, 2006 Pesos
Deducted from assets
Allowance for doubtful accounts	374,830	—	—	(2,471)	372,359	374,830	356,214
Included in liabilities
For pending lawsuits	69,343	—	(24,127)	—	45,216	69,343	68,243

Total at March 31, 2007	444,173	—	(24,127)	(2,471)	417,575	—	—

Total at June 30, 2006	422,085	22,088	—	—	—	444,173	—

Total at March 31, 2006	422,085	2,372	—	—	—	—	424,457

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y AgropecuariaCost of sales

Cost of sales

For the nine-month periods ended March 31, 2007 and 2006

(Notes 1 and 2)

Schedule F.1

	Crops		Beef cattle		Milk		Others		Total
	March 31, 2007 Pesos	March 31, 2006 Pesos	March 31, 2007 Pesos	March 31, 2006 Pesos	March 31, 2007 Pesos	March 31, 2006 Pesos	March 31, 2007 Pesos	March 31, 2006 Pesos	March 31, 2007 Pesos		March 31, 2006 Pesos
Inventories at the beginning of the period
Beef cattle	—	—	59,445,800	55,019,469	—	—	—	—	59,445,800	—	55,019,469	—
Crops	10,550,495	24,930,778	—	—	—	—	—	—	10,550,495	—	24,930,778	—
Seeds and fodder	478,313	128,575	—	—	—	—	—	—	478,313	—	128,575	—
Materials and others	—	—	—	—	—	—	127,024	190,843	127,024	—	190,843	—

	11,028,808	25,059,353	59,445,800	55,019,469	—	—	127,024	190,843	—	70,601,632	—	80,269,665
Holding gain—Cattle	—	—	1,292,361	1,533,168	—	—	—	—	—	1,292,361	—	1,533,168
Holding gain—Crops	1,190,284	3,131,628	—	—	—	—	—	—		1,190,284	—	3,131,628
Production	30,352,384	15,098,936	15,716,310	16,062,122	6,668,677	5,862,005	—	55,122	—	52,737,371	—	37,078,185
Gain (loss) on public commodities market	1,776,102	(438,424)	—	—	—	—	—	—	—	1,776,102	—	(438,424)
Transfer of inventories to expenses	—	—	—	—	—	—	—	—	—	—	—	—
Transfer of inventories to fixed assets	—	—	—	—	—	—	—	(151,928)	—	—	—	(151,928)
Transfer of unharvested crops to expenses	(2,337,798)	(3,731,225)	(59,273)	(320)	—	—	(825,981)	(362,837)	—	(3,223,052)	—	(4,094,382)
Recovery of inventories	—	—	—	317,795	—	—	—	—	—	—	—	317,795
Purchases	415,832	2,332,392	6,875,549	7,038,254	—	—	1,509,026	559,564	—	8,800,407	—	9,930,210
Operating expenses (Schedule H)	—	—	—	—	—	—	36,498	17,839	—	36,498	—	17,839
Less:
Inventories at the end of the period
Beef cattle	—		(67,397,962)	(60,524,704)	—	—	—	—	(67,397,962)		(60,524,704)	—
Crops	(23,777,230)	(14,800,090)	—	—	—	—	—	—	(23,777,230)		(14,800,090)
Seeds and fodder	(365,152)	(20,000)	—	—	—	—	—	—	(365,152)		(20,000)
Materials and others	—	—	—	—	—	—	(802,229)	(100,460)	(802,229)	(92,342,573)	(100,460)	(75,445,254)

Cost of Sales	18,283,230	26,632,570	15,872,785	19,445,784	6,668,677	5,862,005	44,338	208,143		40,869,030		52,148,502

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Cost of production

For the nine-month periods ended March 31, 2007 and 2006

(Notes 1 and 2)

Schedule F.2

	Crops		Beef cattle		Milk		Total
	March 31, 2007 Pesos	March 31, 2006 Pesos	March 31, 2007 Pesos	March 31, 2006 Pesos	March 31, 2007 Pesos	March 31, 2006 Pesos	March 31, 2007 Pesos		March 31, 2006 Pesos
Inventories at the beginning of the period
Beef cattle	—	—	—	—	9,389,631	6,823,744	9,389,631		6,823,744
Unharvested crops	1,662,592	826,336	—	—	—	—	1,662,592		826,336
Seeds and fodder	—	—	168,766	172,941	123,568	17,653	292,334		190,594
Materials and others	4,142,815	3,768,385	—	—	119,865	65,430	4,262,680		3,833,815

	5,805,407	4,594,721	168,766	172,941	9,633,064	6,906,827	—	15,607,237		11,674,489
Holding gain—Cattle	—	—	—	—	(2,105)	375,173	—	(2,105)		375,173
Holding gain—Crops	941,124	—	—	—	—	—	—	941,124	—	—
Production	—	—	504,930	—	741,024	—	—	1,245,954	—	—
Transfer of inventories to fixed assets	—	—	—	—	—	—	—	—	—	—
Transfer of unharvested crops to expenses	(16,878,052)	(12,003,717)	(989,989)	(204,789)	(927,062)	(1,018,566)	—	(18,795,103)	—	(13,227,072)
Recovery of inventories	.	—	—	—	—	(317,795)	—	—	—	(317,795)
Purchases	42,199,963	27,144,125	851,604	—	2,480,584	3,138,055	—	45,532,151	—	30,282,180
Operating expenses (Schedule H)	21,236,013	14,946,376	10,954,821	11,473,945	3,822,523	3,571,080	—	36,013,357	—	29,991,401
Less:					—	—
Inventories at the end of the period
Beef cattle	—	—	—	—	(10,014,349)	(9,127,509)	(10,014,349)		(9,127,509)
Unharvested crops	(27,822,308)	(18,025,519)	—	—	—	—	(27,822,308)		(18,025,519)
Seeds and fodder	—	—	(1,930,511)	(174,511)	(659,538)	(100,004)	(2,590,049)		(274,515)
Materials and others	(4,474,347)	(2,870,224)	(523,580)	—	(187,811)	(104,259)	(5,185,738)	(45,612,444)	(2,974,483)	(30,402,026)

Cost of Production	21,007,800	13,785,762	9,036,041	11,267,586	4,886,330	3,323,002		34,930,171		28,376,350

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Foreign currency assets and liabilities

For the nine-month periods ended March 31, 2007 and 2006 and the year ended June 30, 2006

(Notes 1 and 2)

Schedule G

Item	March 31, 2007				June 30, 2006			March 31, 2006
	Type and amount of foreign currency		Current exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos	Type and amount of foreign currency		Amount in Local currency Pesos
Current Assets
Cash and banks
Cash and banks in Dollars	US$	25,098,740	3.060	76,802,144	US$	7,821,715	23,824,945	US$	2,721,167	8,277,789
Cash and banks in Brazilian Reais	Rs	325	1.412	459	Rs	1,489	1,919	Rs	213	287
Investments:
Mutual funds	US$	992,234	3.060	3,036,236	US$	18,026	54,906	US$	15,324	46,617
Interest from IRSA Convertible Notes 2007		362,667	3.100	1,124,267
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.	US$	12,000,000	3.100	37,199,999	US$	125,333	386,779	US$	844,953	2,604,146
Trade accounts receivable:
Trade accounts receivable	US$	591,139	3.060	1,808,885	US$	1,041	3,170	US$	53,209	161,861
Other receivables:
Secured by mortgages	US$	1,006,894	3.060	3,081,097	US$	1,148,224	3,497,490	US$	1,032,619	3,141,226
Guarantee deposits	US$	1,027,018	3.060	3,142,675	US$	471,102	1,434,978	US$	512,116	1,557,857
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A	US$	2,107	3.100	6,532	US$	4,140	12,775		3,184	9,814
IRSA Inversiones y Representaciones S.A.	US$	26,587	3.100	82,419	US$	—	—
Others	US$	20,000	3.100	62,000	US$	20,698	63,875		15,922	49,071
Non-Current Assets
Other receivables
Secured by mortgages	US$	1,859,496	3.060	5,690,057	US$	2,713,488	8,265,284	US$	2,713,488	8,254,430
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Alto Palermo S.A	US$	91,660	3.100	284,147	US$	189,470	584,704		222,906	686,996
IRSA Inversiones y Representaciones S.A.	US$	21,269	3.100	65,935	US$	48,721	150,353		57,319	176,656
Others	US$	11,654	3.100	36,126	US$	27,067	83,529		31,844	98,142
Investments:
IRSA Convertible Notes 2007
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.	US$	—		—	US$	12,000,000	37,031,999	US$	27,958,010	86,166,588

US$	US$	43,111,465		132,422,519	US$	24,589,025	75,394,787	US$	36,182,061	111,231,193

Rs	Rs	325		459	Rs	1,489	1,919		213	287

Total Assets				132,422,978			75,396,706			111,231,480

US$: US Dollars

Rs: Brazilian Reais

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Foreign currency assets and liabilities

For the nine-month periods ended March 31, 2007 and 2006 and the year ended June 30, 2006

(Notes 1 and 2)

Schedule G (Cont)

Item	March 31, 2007				June 30, 2006			March 31, 2006
	Type and amount of foreign currency		Current exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos
Current liabilities
Trade accounts payable:
Suppliers	US$	4,269,877	3.100	13,236,620	US$	3,536,482	10,913,582	US$	3,172,589	9,777,918
Interest to be accrued	US$	—	3.100	—	US$	(36,573)	(112,863)	US$	(88,335)	(272,250)
Accrual for other expenses	US$	158,054	3.100	489,967	US$	862,487	2,661,634	US$	1,373,600	4,233,435
Loans:
Local banks	US$	4,873,173	3.100	15,106,725	US$	4,399,210	13,575,961	US$	4,347,470	13,398,902
Interest of Convertible Notes 2007	US$	91,704	3.100	284,281	US$	107,641	332,179	US$	519,918	1,602,288
Convertible Notes 2007	US$	3,034,311	3.100	9,406,364
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders	US$	—	3.100	—	US$	156,508	482,985	US$	556,779	1,715,902
Directors	US$	34,615	3.100	107,308	US$	351	1,083	US$	1,016	3,130
Other debts:
Security transactions payable	US$	—			US$	—	—	US$	—	—
Advances to customers	US$	—			US$	—	—	US$	—	—
Non-current liabilities
Trade accounts payable
Accrual for other expenses	US$	126,690	3.100	392,740	US$	270,671	835,292	US$	318,437	981,422
Loans:
Foreign Banks	US$	8,000,000	3.100	24,800,000	US$	6,600,000	20,367,600	US$	—	—
Convertible Notes 2007	US$	—	3.100	—	US$	10,306,022	31,804,384	US$	17,203,932	53,022,519
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders	US$	—	3.100	—	US$	14,984,838	46,243,210	US$	18,422,078	56,776,844
Directors	US$	—	3.100	—	US$	33,600	103,690	US$	33,600	103,555

Total Liabilities	US$	20,588,388		63,824,005	US$	41,221,237	127,208,737	US$	45,861,083	141,343,855

US$: US Dollars

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Information submitted in compliance with Section 64, subsection B of Law No. 19,550

For the nine-month periods ended March 31, 2007 and 2006

(Notes 1 and 2)

Schedule H

Items	Total March 31, 2007	Operating Expenses					Expenses		Total March 31,
		Total Pesos	Crops Pesos	Beef cattle Pesos	Milk Pesos	Others Pesos	Selling Pesos	Administrative Pesos	2006 Pesos
Directors’ fees	289,897	—	—	—	—	—	—	289,897	185,724
Fees and payments for services	4,579,128	532,622	192,396	226,568	113,658	—	—	4,046,506	1,697,065
Salaries and wages	7,189,017	3,793,141	1,622,181	1,621,733	549,227	—	—	3,395,876	4,760,445
Social security taxes	2,148,660	901,730	481,054	338,380	82,296	—	—	1,246,930	841,572
Taxes, rates and contributions	1,085,863	541,649	395,188	110,055	36,397	—	—	544,223	449,550
Gross sales taxes	293,045	—	—	—	—	—	293,045	—	393,564
Office and administrative expenses	917,458	—	—	—	—	—	—	917,458	573,153
Bank commissions and expenses	18,857	18,857	9,506	8,657	694	—	—	—	8,939
Depreciation of fixed assets	2,959,823	2,617,238	1,506,062	790,109	321,067	—	—	342,585	3,122,307
Vehicle and traveling expenses	448,516	380,007	168,148	159,357	21,169	31,333	—	68,509	534,510
Spare parts and repairs	1,846,218	1,826,524	912,744	758,265	155,515	—	—	19,694	1,302,349
Insurance	223,691	180,810	102,028	66,546	7,071	5,165	—	42,881	198,754
Benefits to Employees	468,443	296,296	90,950	164,391	40,955	—	—	172,147	277,068
Livestock expenses (1)	7,170,680	6,598,417	—	6,598,417	—	—	572,263	—	8,856,972
Dairy farm expenses (2)	2,494,001	2,482,749	—	—	2,482,749	—	11,252	—	2,264,870
Agricultural expenses (3)	17,264,166	15,426,102	15,426,102	—	—	—	1,838,064	—	15,554,087
Silo expenses	60,772	44,336	44,336	—	—	—	16,436	—	24,950
General expenses	431,820	409,386	285,318	112,343	11,725	—	—	22,434	437,695

Total at March 31, 2007	49,890,055	36,049,855	21,236,012	10,954,821	3,822,523	36,498	2,731,060	11,109,140	—

Total at March 31, 2006		30,009,240	14,946,376	11,473,945	3,571,080	17,839	5,677,277	5,797,957	41,484,474

(1)	Includes cattle food and additives, lodging, animal health and others.
(2)	Includes cattle food and additives, animal health and others.
(3)	Includes seeds, agrochemicals, irrigation, services hired, leases and others.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

1.	LEGAL FRAMEWORK

There are no specific significant legal regimes that would imply contingent suspension or application of the benefits included in these regulations.

2.	RELEVANT MODIFICATONS IN THE COMPANY’S ACTIVITIES

They are detailed in the Business Highlight, which is attached to the present financial statements.

3.	CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR MATURITY

a.	Other Receivables and prepaid expenses without a due date at March 31, 2007

	Other Receivables Pesos	Law No. 19,550 Section 33
		AGRO URANGA	FYO	CACTUS	IGSA	IRSA	BRASILAGRO	ACER
		Others Receivables Pesos	Other Receivables Pesos	Other Receivables Pesos	Other Receivables Pesos	Other Receivables Pesos	Other Receivables Pesos	Other Receivables Pesos
Current	826,079	601,684	23,603	4,159,990	—	82,419	30,537	—
Non-current	36,512,428	—	—	6,532	1,404,360	65,935	—	12,093,299

b.	Trade Accounts Receivable and other receivables to fall due at March 31, 2007

	Trade Accounts Receivables Pesos	Law No. 19,550 Section 33				Other Receivables Pesos	Law No. 19,550 Section 33
		FYO	IGSA	ALTOCITY	ACER		IRSA	CACTUS	ACER
		Trade Accounts Receivable Pesos	Trade Accounts Receivable Pesos	Trade Accounts Receivable Pesos	Trade Accounts Receivable Pesos		Other Receivable Pesos	Other Receivable Pesos	Other Receivable Pesos

06-30-07	5,439,977	259,665	—	154	7,956	9,568,132	—	—	—
09-30-07	—	—	—	—	—	2,987,027	—	—	—
12-31-07	—	—	—	—	—	335,847	—	—	—
03-31-08	—	—	—	—	—	765,764	—	—	—
06-30-08	—	—	—	—	—	—	—	—	—
09-30-08	—	—	—	—	—	2,183,297	—	—	—
12-31-08	—	—	—	—	—	—	—	—	—
09-30-09	—	—	—	—	—	1,753,380	—	—	—
09-30-10	—	—	—	—	—	1,753,380	—	—	—
09-30-11	—	—	—	—	—	—	—	—	—

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(Continued)

4.	CLASSIFICATION OF OUTSTANDING DEBTS ACCORDING TO THEIR MATURITY

a.	There are no past due debts at March 31, 2007.

b.	Debts without a due date at March 31, 2007.

	Trade Payables Pesos	Loans Pesos	Taxes Payable Pesos	Allowances Pesos
Current	—	86,986,238	—	—
Non- current	392,740	—	42,182,332	45,216

c.	Debts to fall due at March 31, 2007.

	Trade Accounts Payable Pesos	Law No. 19,550 Section 33		Loans Pesos	Salaries and Social Security Payable Pesos	Taxes Payable Pesos	Other Debts Pesos
		IGSA	CACTUS
		Trade Accounts Payable Pesos	Trade Accounts Payable Pesos

06/30/07	30,950,704	45,809	92,425	645,148	218,435	6,904,261	4,139,331
09/30/07	—	—	—	14,749,006	1,776,557	—	—
03/31/08	—	—	—	9,487,309	471,249	—	—
12/31/08	—	—	—	24,800,000	—	—	—

5.	CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR FINANCIAL EFFECTS

a.

	Trade Accounts Receivable Pesos	Law No. 19,550 Section 33				Other Receivables Pesos	Law No. 19,550 Section 33
		FYO	IGSA	ALTOCITY	ACER		IRSA	ACER	AGRO URANGA	IGSA	FYO	Cactus
		Trade accounts receivable Pesos	Trade accounts receivable Pesos	Trade accounts receivable Pesos	Trade accounts receivable Pesos		Other receivables Pesos	Other receivables Pesos	Other receivables Pesos	Other receivables Pesos	Other receivables Pesos	Other receivables Pesos

In Pesos (Ps.)	3,631,092	259,665	—	154	7,956	44,337,350	82,419	12,093,299	601,684	1,404,360	23,603	4,159,990
In Dollars (US$)	1,808,885	—	—	—	—	12,296,102	148,354	—	—	—	—	6,532

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(Continued)

b.	All accounts receivable and other receivables and prepaid expenses are not subject to adjustment provisions.

c.

	Trade Accounts Receivable Pesos	Law No. 19,550 Section 33				Other Receivables Pesos	Law No. 19,550 Section 33
		IGSA	FYO	Altocity	ACER		IGSA	FYO	ACER	Agro Uranga	IRSA	Cactus
		Trade Accounts Receivable					Other Receivables
		Pesos	Pesos	Pesos	Pesos		Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
Outstanding balances accruing interests	—	—	—	—	—	8,606,937	1,038,986	—	11,951,080	—	—	—
Outstanding balances not accruing interests	5,439,977	—	259,665	154	7,956	48,108,934	95,374	23,603	142,219	601,684	148,354	4,166,522

6.	CLASSIFICATION OF DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS

a.

	Trade Accounts Payable Pesos	Law No. 19,550 Section 33			Loans Pesos	Salaries and Social security Payables Pesos	Taxes Payables Pesos	Other debts Pesos	Provisions Pesos
		IRSA	Cactus	IGSA
		Trade Accounts Payables Pesos	Trade Accounts Payables Pesos	Trade Accounts Payables Pesos
In Pesos (Ps.)	16,940,034	284,083	92,425	45,809	86,963,023	2,466,241	49,086,593	4,139,331	45,216
In Dollars (US$)	14,119,327	—	—		49,704,678	—	—	—	—

b.	All debts outstanding are not subject to adjustment provisions.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(Continued)

c.

	Trade Accounts Payable Pesos	Law No. 19,550 Section 33			Loans Pesos	Salaries and Social Security Payable Pesos	Taxes Payable Pesos	Other Debts Pesos	Provisions Pesos
		IRSA	Cactus	IGSA
		Trade Accounts Payable Pesos	Trade Accounts Payable Pesos	Trade Accounts Payable Pesos
Outstanding debts accruing Interests	4,439,062	—	—	—	136,380,272	—	—	—	—
Outstanding debts not accruing interests	29,620,299	284,083	92,425	45,809	287,429	2,466,241	49,086,593	4,139,331	45,216

7.	INTEREST IN OTHER COMPANIES (Law No. 19,550 Section 33)

Interests in other companies’ capital and the number of votes held in those companies governed by Law No. 19,550 Section 33 are explained in Note 2 to the consolidated financial statements and intercompany balances as of March 31, 2007 are described in captions 4 and 5 above.

8.	RECEIVABLES FROM OR LOANS TO DIRECTORS AND STATUTORY AUDIT COMMITTEE MEMBERS

As of March 31, 2007 there were advance payments to directors for Ps. 217,725, and there were no receivables due from or loans to Statutory Auditors and relatives up to and including second degree, of directors and Statutory Auditors.

9.	PHYSICAL INVENTORIES

The company conducts physical inventories once a year in each property, covering all the assets under such account. There is no relevant immobilization of inventory.

10.	VALUATION OF INVENTORIES

We further inform the sources for the information used to calculate the fair value:

a. Cattle for fattening, valued at the market value net of estimated sale expenses: quotation in (Mercado de Hacienda de Liniers).

b. Cattle for raising and daily production valued at its replacement cost: according to specific appraisals made by renowned experts.

c. Crops: official quotation of the Cámara Arbitral de Cereales for the port closest to the warehouse, published by media of wide circulation (Diario La Nación) net of estimated sale expenses.

d. The remaining inventory stated at its replacement cost: seeds, forage and materials: replacement cost published by a well-known magazine (revista Márgenes Agropecuarios).

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(Continued)

11.	TECHNICAL REVALUATION OF FIXED ASSETS

There are no fixed assets subject to technical revaluation.

12.	OBSOLETE FIXED ASSETS

There are no obsolete fixed assets with accounting value.

13.	EQUITY INTERESTS IN OTHER COMPANIES

There are no equity interests in other companies in excess of the provisions of Law No. 19,550 Section 31.

14.	RECOVERABLE VALUES

The recoverable value of the inventory under consideration is the net realizable value (selling price at the end of the period less estimated selling expenses). The recoverable value of fixed assets under consideration is the economic use value determined by the possibility of absorbing the depreciations with the income of the Company.

15.	INSURANCES

The types of insurance used by the company are the following:

Insured property	Risk covered	Amount insured Pesos	Account Value Pesos
Buildings, machinery, silos and furniture	Theft, fire and technical insurance	74,951,028	31,912,205
Vehicles	Theft, fire and civil and third parties liability	2,321,686	880,646

16.	CONTINGENCIES

As of March 31, 2007 there are no contingent situations that have not been accounted for.

17.	IRREVOCABLE CONTRIBUTIONS TO CAPITAL ON ACCOUNT OF FUTURE SUBSCRIPTIONS

None.

18.	DIVIDENDS ON PREFERED STOCK

There are no cumulative dividends not paid on preferred stock.

19.	LIMITATIONS OF PROFIT DISTRIBUTIONS

See Note 19 to the Financial Statements.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight

Buenos Aires, May 14, 2007—Cresud S.A.C.I.F. y A. (Nasdaq: CRESY – BCBA: CRES), one of the leading agricultural companies in Argentina, announced today its results for the nine-month period of fiscal year 2007, ended March 31, 2007.

The results for the nine-month period of 2007 showed a net profit of Ps. 36.7 million compared to the Ps. 23.4 million profit for the same period the previous fiscal year. The increase in the net result is mainly due to a 251% increase in results from our ownership interests in related companies.

Consolidated net sales for the period were Ps. 54.4 million, 21% lower than consolidated net sales for the same period the previous fiscal year, mainly due to a reduction in sales of crops resulting from harvest delays caused by weather conditions.

Gross profit for the nine-month period of fiscal year 2007 was Ps. 23.5 million compared to Ps. 15.7 million gross profit for the same period the previous year.

This rise in gross profit is due to higher crop yields, in addition to an increase in average prices per ton, compared to the same period the previous fiscal year.

Operating results for the period ended March 31, 2007 were a Ps. 12.7 million profit, compared to the Ps. 18.7 million profit for the same period the previous fiscal year. The reduction is explained by the fact that the profit for fiscal year 2006 reflects a Ps. 9.9 million gain from the sale of farms.

Results from related companies were a Ps. 40.2 million profit compared to a Ps. 11.5 million profit in the same period of fiscal year 2006, mainly due to the result of our ownership share in IRSA Inversiones y Representaciones S.A. as of March 31, 2007.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Summary of operations

Crops

Crop sales totaled Ps. 16.9 million for the period, compared to Ps. 31.6 million crop sales for the previous period. Crops sales amounted to 40,352 tons at an average price per ton of Ps. 418.7 compared to 94,993 tons sold at an average price of Ps. 333.2 during the same period the previous fiscal year. The reduction in sales volumes resulted from harvest delays caused by weather conditions and lower opening stock levels compared to the same period of the previous fiscal year.

At March 31, 2007, wheat harvests had finished with yields of 16,902 tons. At that date, we had harvested 31% of the area sown with sunflower, whilst corn amounts to 21% and soybean to 18%.

Our crop stock as of the end of the nine-month period totaled 55,664 tons, of which 9,857 correspond to wheat, 22,329 correspond to corn, 4,637 correspond to sunflower and 15,411 to soybean. The remaining stock comprises a variety of other crops.

In the period ended March 31, 2007 gross profit in this segment was Ps. 8.5 million compared to a profit of Ps. 6.3 million for the same period the previous fiscal year. Gross profit in this segment rose mainly as a result of an increase of approximately 27% in the price of crops.

In the current campaign, our agricultural activities extend over a surface area of 48,015 hectares, 25,307 of which are leased from third parties. The total number of hectares devoted to agricultural activities has risen by 30% compared to the previous year.

Beef Cattle

At March 31, 2007, the Company had a 100,605-head cattle stock, slightly higher than for the same period the previous year, with a total surface area devoted to beef cattle activities of 119,361 hectares.

Livestock sales decreased by 18% compared to the previous fiscal year, from Ps. 25.0 million at March 31, 2006 to Ps. 20.6 million at March 31, 2007. During the nine-month period of the current fiscal year, sales totaled 8,680 tons, whereas for the same period of fiscal year 2006 the tons sold had amounted to 10,839.

Gross profit in the cattle beef segment was Ps. 7.9 million, compared to Ps. 4.2 million for the same period of the previous fiscal year. This increase in the business unit’s gross profit is mainly due to the lower production and sales costs.

Cattle beef production was 8,112 tons, a 4.6% increase compared to the previous fiscal year.

During the first nine months of 2007, upward trends in the international prices of beef cattle intensified as a result of sustained demand (caused by the increase in the purchasing power of developing economies and higher consumption of red meat to the detriment of white meat) and of limited supply (derived from the restrictions arising from the requirements imposed by the health authorities on the main suppliers). These pressures fed local inflationary expectations, as a result of which the Argentine Government had to take the measures necessary to increase production in the area, such as a ban on exports and restrictions upon the minimum weight of cattle to be slaughtered. However, an agreement has been recently entered into between the government and farming institutions aimed at maintaining the fixed price of certain cuts whilst freeing the rest of the cuts to trade at market prices.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Milk

Milk production increased by 15.7% in the nine-month period, from 10.9 million liters at March 31, 2006, to 12.6 million liters at March 31, 2007.

Gross profit in this segment at March 31, 2007 was Ps. 2.5 million, remaining unchanged from the levels recorded in the previous period.

At present, the Company’s dairy establishments are: “El Tigre”, equipped with state-of-the-art technology, and “La Juanita”, where the feeding system is mainly pasture-based (implying lower costs).

The Company recently opened a second dairy farm at La Juanita. This second dairy farm has a capacity to milk 1,200 cows per day. Productive capacity of this farm is expected to rise by approximately 24,000 liters per day, thereby generating more than 40,000 liters of milk per day.

Feed Lot

During this quarter the Company’s interest in Cactus Argentina S.A. changed from 50% to 24% due to its recent association with Tyson foods Inc. Therefore, for purposes of the results as of December 31, 2006 and the comparative information the 50% proportional consolidation with Cactus Argentina S.A. has been included.

Furthermore, the recent association with Tyson foods Inc. constitutes the first Argentine livestock vertically integrated project, which shall produce beef cattle cuts for the Argentine consumer and shall have access to the European market and other international markets.

Purchase and sale of farms

On March 30, 2007, we signed the preliminary agreement for the sale of 20,834 hectares of the “Tapenagá” farm. The sales price was agreed at US$ 7,292,000, of which US$ 1,000,000 was paid upon execution of the preliminary sales agreement, while the balance is to be financed. Delivery of possession will take place on May 29, 2007.

In addition, on January 19, 2007, Inversiones ganaderas S.A. (“IGSA”), a subsidiary of Cresud, executed a preliminary agreement with Arcor Sociedad Anónima Industrial y Comercial for the sale of 50 hectares of the “El Recreo” establishment owned by IGSA, for the sum of Ps. 433,700. As of March 31, this sum had been fully paid and possession of the land had been delivered.

In September 2005, we signed the title deed for the acquisition of “San Pedro”, a 6,022-hectare farm located in the Department of Concepción del Uruguay, province of Entre Ríos. The purchase price was agreed at US$ 16.0 million, of which US$ 9.5 million were paid upon execution of the title deed, US$ 4.0 million were paid on December 14, 2005, and US$ 1.05 were paid on September 1, 2006. The remaining US$ 1.4 million matures in September 2007.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Development of marginal lands

We believe that the potential of the segment lies on the development of marginal land, as has been the case in various countries worldwide. With the help of state-of-the-art technology we can obtain yields similar to, and returns better than, those in the core areas.

During the first nine months of fiscal year 2007, development efforts continued at our “Los Pozos” farm located in the province of Salta, where 32,000 hectares have already been prepared for agricultural and/or livestock activities. A further 32,000 hectares continue to be developed.

Furthermore, 5,700 hectares of Cervera Agropecuaria have been prepared for production activities, and a further 30,000 hectares continue to be developed.

At March 31, 2007, Cresud’s land reserves amounted in the aggregate to 250,722 hectares, which had been acquired at very low prices. In our opinion, the development of these areas, accompanied by technological breakthroughs will contribute to appreciate the value of land which will in turn imply significant gains for the Company.

Expansion to Brazil

The Company continues to add properties for the production of crops, cotton and sugar cane.

“Jatobá” Farm

Brasil Agro purchased the “Jatobá” farm in association with the Maeda group (which holds a 10% interest). This farm has an area of 31,500 hectares and is located in the district of Jaborandi, in the State of Bahia. In this farm, the Company plans to start large-scale production of crops and cotton. The farm was purchased at a price of R$35.4 million (US$ 17.2 million)1.

“Araucária” Farm

In April, the Company executed an irrevocable agreement for the purchase of a property known as “Araucária”, a farm of 15,543 rural hectares located in the district of Mineiros (State of Goias), intended for the production of sugar cane. The purchase price was R$ 80.0 million (US$ 38.9 million) and the transaction was made in association with Brenco (which holds a 25% interest)1.

“Alto Taquari” Farm

In April, the Company executed an agreement for the purchase of “Alto Taquari” farm. The farm has 5,266 hectares and is located in the district of Taquari (Mato Grosso). The purchase price was R$35.0 million (US$ 17.0 million). In this property, the Company plans to produce sugar cane. If any of the conditions in the Agreement is not met, the Company may, at its exclusive discretion, terminate the Agreement free of any liens or penalty.

BrasilAgro will continue to focus its activities on agricultural Real Estate and on the development of its four main business lines: sugar cane; crops and cotton; forestry and livestock.

[1]	Calculated at an exchange rate of Reais 2.0554 = US$ 1 (as of Mach 30, 2007).

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Internet

The Company holds a 70% equity interest in Fyo.com, an Internet site. Fyo.com’s position as leader in the farming sector continues to strengthen on the basis of the broad range of business services offered to the sector and Fyo.com’s role in direct sales of supplies and crop brokerage services.

At present, Futuros y Opciones.com S.A. has a database of 60,000 users and more than 7,000 farmers authorized to carry out business. The strategy implemented consists in focusing on business services to farmers by leveraging on Cresud’s experience and operating capacity in the business, with Fyo.com being the link with customers.

During the period ended March 31, 2007, Futuros y Opciones.com S.A. posted income for Ps. 2.7 million, 53% higher than the income for the same period of the previous fiscal year. Net results for the period were a Ps. 0.2 million loss, as compared to the Ps. 0.5 million loss for the same period in fiscal year 2006.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Principal indicators for the nine-month periods ended March 31, 2007 and 2006

	9-month period ended March 31, 2007	9-month period ended March 31, 2006%
Sales (volume)
Wheat (tons)	17,809	9,685	83.9%
Corn (tons)	8,534	53,364	-84.0%
Sunflower (tons)	1,534	1,810	-15.3%
Soybean (tons)	12,475	26,674	-53.2%
Others (tons)	—	3,460	0.0%

Total crops (tons)	40,352	94,993	-57.5%

Beef cattle (tons)	8,680	10,839	-19.9%
Milk (Thousands of liters)	12,570	10,864	15.7%
Production
Wheat (Tons)	16,902	21,615	-21,8%
Corn (Tons)	27,784	11,299	145.9%
Sunflower (Tons)	5,713	7,118	-19.7%
Soybean (Tons)	16,227	9,017	79.9%
Beef cattle (Tons)	8,112	7,759	4.6%
Milk (Thousands of liters)	12,570	10,864	15.7%
Exploited surface (hectares)
Crops Ownedfarms	22,708	20,018	13.4%
Leasedfarms	25,307	17,004	48.8%
Beef cattle Ownedfarms	104,933	97,299	7.8%
Leasedfarms	14,428	32,647	-55.8%
Dairy Ownedfarms	2,376	1,505	57.9%
Land Reserve (hectares)	250,722	258,477	-3.0%
Surface under irrigation
Ownedfarms	3,701	3,750	-1.3%
Leasedfarms	1,002	—	0.0%
Storage capacity (tons)
Ownedplants	10,000	18,000	-44.4%
Leasedplants	8,000	—	0.0%
Total head of cattle	100,605	92,773	8.4%
Dairy farm stock (head)	7,043	5,729	22.9%
Milking cows	3,520	3,307	6.4%

Note: This table does neither include Agro-Uranga (35.72% of 8,299 hectares) nor Agropecuaria Cervera S.A. (99.99% of 160,000 hectares under concession).

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Business Highlight (Continued)

Results from IRSA Inversiones y Representaciones S.A.

The result derived from our equity interest in IRSA Inversiones y Representaciones (NYSE: IRS – BCBA: IRSA) showed a Ps. 113.9 million profit in the nine-month period compared to a Ps. 40.9 million profit at March 31, 2006.

The 178.3% increase in net income compared to the same period of the previous year is undoubtedly outstanding, and was driven by the improvement in both operating income and financial results.

IRSA’s income increased by 36.9%, from Ps. 381.3 million as of March 31, 2006 to Ps. 521.9 million as of March 31, 2007, explained by the following increases (i) Ps. 42.7 million in the Shopping Centers segment, (ii) Ps. 59.6 million in the Credit Card segment, (iii) Ps. 7.2 million in the Sales and Developments segment, (iv) Ps. 14.7 million in the Hotels segment, (v) Ps. 16.4 million in the Offices and Other Rental Properties segment and (vi) Ps. 0.1 million in Financial Operations and Others segment.

IRSA is Argentina’s leading real estate company with a fully diversified portfolio of properties. IRSA participates in the following business segments:

•	Office rental with more than 137,581 sqm. for lease of premium offices.

•

Operation of Shopping Centers through its 62.36% equity interest in Alto Palermo S.A. (APSA) (Nasdaq: APSA, BCBA: APSA). APSA is one of the leading operators of shopping centers in Argentina and owns or has majority interests in 10 shopping centers with 277,513 sqm. of Gross Leasable Area.

•	Holding and operation of luxury hotels through its equity interest in 3 five-star hotels.

Besides, IRSA owns residential properties for sale and land reserves for current and future developments valued at Ps. 532.35 million.

Additionally, IRSA has an 11.76% ownership interest in Banco Hipotecario, the leading Argentine mortgage bank whose net worth amounts to Ps. 2,639 million. This amount has been calculated in accordance with the regulations of the Argentine Central Bank on the basis of temporary amounts as at the time of issuance of IRSA’s financial statements at March 31, 2007, Banco Hipotecario S.A. had not yet completed the issuance and approval of its financial statements.

IRSA’s total consolidated assets amount to Ps. 3,677.7 million and its net worth amounts to Ps. 1,633.4 million.

At March 31, 2007, the amount of outstanding Convertible Notes and warrants was US$ 23.6 million and 44.7 million, respectively. Outstanding shares at that date were 453,354,332.

At March 31, 2007, our equity interest in IRSA amounted to 25.6% of its total outstanding shares. In addition, our holdings of Convertible Notes issued by IRSA amount to US$ 12.0 million. These Convertible Notes bear an option to purchase additional shares in IRSA. Should the option and conversion rights be exercised on an equal footing with all remaining bondholders, Cresud would become the owner of 34.3% of IRSA’s capital stock. Our ownership interest in IRSA is currently valued by application of the proportional equity method.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Other Highlights

Reduction of debt due to the conversion of Notes and exercise of Warrants

As of the date of this report, Cresud’s indebtedness resulting from the issuance of Convertible Notes diminished by US$ 46,932,089, from the US$ 50.0 million originally issued, as a result of the conversions received.

In addition, as of the date of this report, a total amount of 46,626,479 Warrants have been exercised, which generated income for the company in the amount of US$ 55.9 million.

Therefore, after giving effect to all the conversions received and warrants exercised, the amount of Convertible Notes outstanding as of the date of this report is 3,067,911 and the amount of outstanding Warrants is 3,373,521. The amount of shares issued was 73,154,809, which raised the company’s total outstanding shares to 308,527,234.

At March 31, 2007, the Company’s holdings in IRSA’s Convertible Notes amounted to US$ 12.0 million; such Notes accrue interest at an 8% annual rate (payable on a half-yearly basis). During this period, Cresud did not make any conversion.

The following is a detail of the past, present and potential situation of the Convertible Notes issued on November 14, 2002 under the laws of the State of New York at an 8% interest rate (payable on a half-yearly basis) maturing on November 14, 2007 and convertible at a price of US$ 0.5078 per share of 1.00 par value (1.9693 shares for each Convertible Note). The Convertible Notes also have a warrant attached that allows its holder to purchase 1.9693 shares of Ps. 1.00 par value at a price of US$ 0.6093 each per Convertible Note.

Note: Total conversion refers to a situation in which all the holders of Convertible Notes exercise their right to convert the notes into shares and all the options granted by the Warrants.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Prospects for the coming quarter

Prospects for the coming quarter are quite encouraging, as the prices of commodities continue to be strong. Definition of this pricing trend will be determined by the confirmation of actual sowings in the United States.

As concerns the livestock market, upward trends in the international prices of beef cattle continue to intensify, and in the light of the agreement recently entered into between the Argentine Government and farming institutions, we expect a positive price restatement.

As concerns the milk market, the low Argentine production caused by the weather conditions and higher demand from the domestic market have led to an increase in prices in the last months, and this positive trend is expected to continue.

Eduardo S. Elsztain
President

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Comparative Shareholders’ Equity Structure

	As of March 31, 2007 Pesos	As of March 31, 2006 Pesos	As of March 31, 2005 Pesos	As of March 31, 2004 Pesos	As of March 31, 2003 Pesos
Current Assets	230,809,722	95,246,431	89,091,991	69,522,344	82,707,765
Non-current Assets	809,502,393	685,867,345	609,533,419	525,729,702	497,572,921

Total Assets	1,040,312,115	781,113,776	698,625,410	595,252,046	580,280,686

Current Liabilities	161,925,246	66,129,331	66,430,672	12,520,393	27,866,941
Non-current Liabilities	68,831,254	161,296,345	152,099,365	151,890,701	193,294,773

Total Liabilities	230,756,500	227,425,676	218,530,037	164,411,094	221,161,714

Minority Interest	495,572	320,465	5,366	104,178	318,671

Shareholders’ Equity	809,060,043	553,367,635	480,090,007	430,736,774	358,800,301

	1,040,312,115	781,113,776	698,625,410	595,252,046	580,280,686

Comparative Income Structure

	As of March 31, 2007 Pesos	As of March 31, 2006 Pesos	As of March 31, 2005 Pesos	As of March 31, 2004 Pesos	As of March 31, 2003 Pesos
Operating income (loss)	12,728,279	18,674,291	7,058,416	5,486,663	20,659,485

Financial and holding gain (loss)	(8,836,900)	15,219,507	(2,194,831)	602,205	(13,012,668)
Other income and expenses and income on equity	37,188,153	10,123,674	10,781,030	2,359,620	39,728,645

Management fees	(4,079,574)	(2,600,512)	(1,059,305)	(529,129)	(3,419,171)

Operating net income (loss)	36,999,958	41,416,959	14,585,310	7,919,359	43,956,291
Income tax	(348,091)	(18,176,414)	(5,111,658)	(3,259,735)	(7,964,246)
Minority Interest	64,299	136,482	60,085	102,532	112,129

Net Income	36,716,166	23,377,027	9,533,737	4,762,156	36,104,174

Production volume

	Three-month period March 31, 2007	Accumulated July 1, 2006 to March 31, 2007	Three-month period March 31, 2006	Accumulated July 1, 2005 to March 31, 2006	Three-month period March 31, 2005	Accumulated July 1, 2004 to March 31, 2005	Three-month period March 31, 2004	Accumulated July 1, 2003 to March 31, 2004	Three-month period March 31, 2003	Accumulated July 1, 2002 to March 31, 2003
Beef Cattle (in Kgs.)	2,912,046	8,112,493	3,226,444	7,758,548	2,492,476	8,480,476	3,364,013	8,475,050	2,480,263	7,986,199
Butyraceous (in Kgs.)	137,260	455,048	110,820	397,149	49,490	175,086	49,984	185,179	44,113	157,801
Crops (in quintals) *	498,974	696,416	351,735	522,413	308,221	532,601	185,386	325,436	274,577	349,321

*	One quintals equals one hundred kilograms

Eduardo S. Elsztain
President

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Sales volume

	Three-month period March 31, 2007	Accumulated July 1, 2006 to March 31, 2007	Three-month period March 31, 2006	Accumulated July 1, 2005 to March 31, 2006	Three-month period March 31, 2005	Accumulated July 1, 2004 to March 31, 2005	Three-month period March 31, 2004	Accumulated July 1, 2003 to March 31, 2004	Three-month period March 31, 2003	Accumulated July 1, 2002 to March 31, 2003
Beef Cattle (in Kgs.)	1,984,396	8,680,231	3,228,274	10,838,907	4,125,490	13,078,115	4,229,517	10,645,720	2,478,953	7,334,778
Butyraceous (in Kgs.)	137,260	455,048	110,820	397,149	49,490	175,086	49,984	185,179	44,113	157,801
Crops (in quintals) *	90,961	403,518	86,461	949,929	136,257	455,315	154,306	389,377	173,570	884,990

*	One quintals equals one hundred kilograms

Local Market

	Three-month period March 31, 2007	Accumulated July 1, 2006 to March 31, 2007	Three-month period March 31, 2006	Accumulated July 1, 2005 to March 31, 2006	Three-month period March 31, 2005	Accumulated July 1, 2004 to March 31, 2005	Three-month period March 31, 2004	Accumulated July 1, 2003 to March 31, 2004	Three-month period March 31, 2003	Accumulated July 1, 2002 to March 31, 2003
Beef Cattle (in Kgs.)	1,984,396	8,680,231	3,228,274	10,838,907	4,125,490	13,078,115	4,229,517	10,645,720	2,478,953	7,334,778
Butyraceous (in Kgs.)	137,260	455,048	110,820	397,149	49,490	175,086	49,984	185,179	44,113	157,801
Crops (in quintals) *	90,961	403,518	86,461	949,929	136,257	455,315	154,306	389,377	173,570	884,990

*	One quintals equals one hundred kilograms

Exports

There were no exports (foreign trade) in the last five fiscal years.

Ratios

	As of March 31, 2007 Pesos	As of March 31, 2006 Pesos	As of March 31, 2005 Pesos	As of March 31, 2004 Pesos	As of March 31, 2003 Pesos
Liquidity	1.425	1.440	1.341	5.553	2.968
Solvency	3.506	2.433	2.197	2.620	1.622
Non-current assets to assets	0.778	0.878	0.872	0.883	0.857
Return on Equity	0.054	0.045	0.021	0.012	0.109

Eduardo S. Elsztain
President

Free translation from the original prepared in Spanish for publication in Argentina

Report of Independent Auditors

To the Shareholders, President and Board of Directors of

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

CUIT 30-50930070-0

1.	We have reviewed the balance sheets of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at March 31, 2007 and 2006, and the related statements of income, of changes in shareholders’ equity and of cash flows for the nine-month periods ended March 31, 2007 and 2006 and the complementary notes 1 to 22 and schedules A, B, C, E, F.1, F.2, G and H. Furthermore, we have reviewed the consolidated financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, which are presented as complementary information. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution N° 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters, It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our work and our examinations of the financial statements of this Company and the consolidated financial statements for the years ended June 30, 2006 and 2005, on which we issued our unqualified report dated September 8, 2006, we report that:

a)	The financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at March 31, 2007 and 2006 and its consolidated financial statements at those dates, set out in point 1, prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware, and we have no observations to make on them.

b)	The comparative information included in the basic and consolidated balance sheets and the suplementary notes and schedules to the attached financial statements arise from Company financial statements at June 30, 2006.

4.	In accordance with current regulations, we report that:

a)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply, within the field of our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria arise from official accounting records carried in all formal respects in accordance with legal requirements; that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by section 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	at March 31, 2007, there is no debt accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting.

Autonomus City of Buenos Aires, May 14, 2007.

PRICE WATERHOUSE & CO. S.R.L.

(Partner)
Dr. Andrés Suarez

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: May 15, 2007